UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Charging Grom LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Florida

    Date of Organization:

    January 8, 2021

Physical Address of Issuer:

3614 W. Morrison Ave., Tampa, Florida 33629, United States

Website of Issuer:

https://peaksurfpark.com/

Is there a Co-Issuer? X Yes ___ No

Name of Co-Issuer:

Charging Grom CF Investors SPV, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

Date of Organization:

March 19, 2025

Physical Address of Co-Issuer:

3614 W. Morrison Ave., Tampa, Florida 33629, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $23,000 advance setup fee and $4,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third-party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Units

Target Number of Securities to be Offered:

9,662

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000.17

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,234,999.26

Deadline to reach the Target Offering Amount:

April 15, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$152,343	$96,490
Cash & Cash Equivalents	$126,823	$95,956
Accounts Receivable	$0	$0
Current Liabilities	$52,295	$4,363
Long-Term Liabilities	$707,695	$545,620
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(232,818)	$(68,903)

*Reflects the financial results for the Crowdfunding Issuer, Charging Grom LLC. Exhibit G, attached hereto and made a part hereof, includes the reviewed financials for the Crowdfunding Issuer and the reviewed inception financials for the Co-Issuer, which was formed on March 19, 2025.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Investor and Co-Issuer
Exhibit D: Operating Agreement of Co-Issuer
Exhibit E: Amended and Restated Operating Agreement of Issuer
Exhibit F: Form of Subscription Agreement between Co-Issuer and Issuer
Exhibit G: Financial Statements
Exhibit H: Video Transcripts

Offering Statement (Exhibit A)
July 28, 2025

CHARGING GROM LLC



Up to $1,234,999.26 of Class B Units

Charging Grom LLC ("***Charging Grom***," the "***Company***," "***we***," "***us***," or "***our***") is offering a minimum amount of $10,000.17 (the "***Target Offering Amount***") and up to a maximum amount of $1,234,999.26 (the "***Maximum Offering Amount***") of Class B Units (the "***Securities***"), at a purchase price of $1.00 per Class B Unit on a best efforts basis as described in this Form C (this "***Offering***"). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through Charging Grom CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "***Co-Issuer***"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2026 (the "***Offering Deadline***"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("***Investors***" or "***you***") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "***Intermediary***"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "***Escrow Agent***") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$725.00	$61.63	$663.37
Investor Processing Fee (4)	$25.38	$2.16	$23.22
Target Offering Amount	$10,000.17	$850.01	$9,150.16
Maximum Offering Amount	$1,234,999.26	$104,974.94	$1,130,024.32

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $15,000 payment and a $2,000 monthly maintenance fee, which are not included above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("***Investor Processing Fee***"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://peaksurfpark.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "***Exchange Act***") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "***Securities Act***") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is July 28, 2025

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the "***Intermediary***") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "***Investors***" or "***you***".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

<center>**SUMMARY**</center>

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Charging Grom LLC (the "***Company***") is seeking to build and operate a surf-focused attraction, Peak Surf Park, a 35 acre lifestyle and leisure destination anchored by a 12 acre surging lagoon. Peak Surf Park will include a half mile beach, boardwalk, food and beverage, actions sports park, retail, events, and support services for a full guest experience.

The Company was formed as a limited liability company in Florida on January 8, 2021, and is headquartered in Tampa Bay, Florida. The Company's website is https://peaksurfpark.com/.

The Company currently has the following two wholly-owned subsidiaries: (i) Charging Grom Properties LLC, a Florida limited liability company, which owns the parcel of land that will be used for Peak Surf Park; and (ii) G&A Enterprises LLC, a Delaware limited liability company, which is currently inactive.

A full description of our products, services and business plan can be found on the Company's investor website page at https://invest.peaksurfpark.com (the "***Investor Website Page***") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

<center>**MANAGERS, OFFICERS, AND KEY PERSONS**</center>

The officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Anthony Miller	Chief Executive Officer and Founder	Chief Executive Officer and Co-Founder of Charging Grom LLC, 2021 - Present Responsible for all development and construction activities for the Company's surf park project.	University of Florida, B.S., Finance (1985 – 1989)

Biographical Information

Anthony Miller: Tony is the Chief Executive Officer and Founder of the Company. He is a business leader with a wide range of professional experience. Early in his career, Tony worked in the employee benefits industry with Hartford Life Insurance as their market leader for Southern California. While primarily focused in sales leadership, he gained risk assessment and financial analysis experience underwriting complex national accounts programs for the largest employers in the US.

In 2006, Tony left the safety and comfort of corporate life to start a marketing agency back home in Florida. Over 12 years, he grew the startup into a full-service agency with 45 employees. While gaining significant operational and marketing expertise, this period shaped his focus on creating incredible guest experiences for their numerous travel and hospitality clients.

After selling his shares in the agency, Tony spent 3 years driving M&A services for a large industrial packaging distributor owned by a former employee. Leveraging strong relationships and negotiation skills, he was able to originate and close numerous deals, helping the company grow from $40M to just over $100M in a very short period.

<center>6</center>

All this experience has led to his most ambitious endeavor to date... developing Peak Surf Park. He has spent a career building the skill sets (underwriting risk, operating a start-up, marketing a destination, negotiating business deals) that are key to the success of this project. He has also built a very strong team steeped in successful development experience.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Charging Grom CF Investors SPV, LLC (the "***Co-Issuer***"), located at 3614 W. Morrison Ave., Tampa, Florida 33629, United States, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Units.

There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.peaksurfpark.com. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

Charging Grom LLC intends to build and offer a surf-focused attraction and park which aims to bring surfing and entertainment amenities to West Central Florida. The park will feature a cutting-edge surf lagoon powered by Surf Lakes technology, as well as space for skating, biking, and climbing.

Business Plan

The Company is seeking to build and operate Peak Surf Park ("*Peak*"), an incredible 35-acre lifestyle and leisure destination anchored by a 12-acre surging lagoon. Peak will include a half mile of pristine beach, an action sports village, a festival field, an amazing offering of unique food and beverage options, retail, events, and support services for a full guest experience.

There are over 35 million surfing participants, yet only 8 public moving wave parks worldwide and only 1 public park in the United States. Surfing participants will grow dramatically with access to surf parks and Peak will provide a full guest experience to everyone, not limited to the private parks available to members only. Some are currently using standing wave tech (similar to Flow Rider on cruise ships), yet none of these are surf specific parks providing moving wave technology available to the public for a reasonable cost.

All decisions related to the vibe of the park will be made through the lens of an authentic surfing destination. That includes park design, food and beverage options, retail merchandising, music, lighting, landscaping, and every other facet of the park. Peak will not feel like a theme park, but rather a true surfing oasis.

The guest experience will drive the most powerful marketing tool of all... word of mouth. And that tool is now on steroids via social media. To drive the best guest experiences possible, our core values have been crafted to drive Peak's actions in a very thoughtful and intentional manner.

The Company's Products and/or Services

Product / Service	Description*	Current Market
Peak Surf Park	Surf-focused attraction offering (i) access to the park for beach and park services; (ii) surf time and lessons, including board rentals; (iii) access to action sports park; (iv) concerts and events; (v) dining and drinks; (vi) retail shopping; and (vii) childcare, lockers and other support services.	The target markets include local and visiting families to the Tampa Bay area, existing core surfers, female customers, youths and adult beginners.

Competition

The recreational market in which we will compete is highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The Company's competitors include other recreational parks throughout the United States. This includes the 462 ski resorts, which only provide a seasonal sport and require travel for most people, roughly 16,752 golf courses and 70+ Topgolf facilities, other water parks (including Typhoon Lagoon, Blizzard Beach, Volcano Bay and Adventure Island Water Park) and local Tampa Bay attractions (including Busch Gardens, Tampa Zoo, Florida Aquarium, and Armature Works).

There are numerous surf parks around the world, but only a couple in the United States that are open to the public with a public use model. Only two other surf parks in the United States are open to the public, but both are semi-private models that are rented for the entire day at large rental rates. Kelly Slaters Surf Ranch charges $50,000 to $70,000 per day as an example. Over the next few years, there will be numerous surf parks coming online in the United States.

Customer Base

Our customer base is expected to generally consist of the following:

- **Local Families and Visitors**: Peak intends to provide something for everyone in the family. By creating a place for people to gather, socialize, and recreate, Peak can become their new club. As well as a new adventure for the over 26 million visitors that come to Tampa Bay per year. Visitors gravitate to recreation activities and leisure while vacationing; if 1% of Tampa Bay's visitors come to Peak, we would see over 2 million guests.

- **Core Surfers**: There are over 60,000 surfers in the Tampa Bay market, when surveyed 47% say they would come to Peak weekly given the chance. Local surfers are desperate for waves that aren't 3 hours away, and East Coast surfers would come to us for consistently perfect waves. If surfers behaved the way they stated above, our local surfers (not statewide or nationally) would use almost 1.5 million wave sessions.

- **Female Customers**: The surfing industry has largely ignored the female audience. Peak will not. They represent a massive surfing opportunity. They are also key decision makers for our tourist audience and club surfing customers. So early on, Peak will focus on comfort, safety, retail, F&B, communication, and every other aspect of the park experience with the female point of view in mind.

- **Youth Market**. With safer, more convenient access to surfing via surf parks, there will likely be an explosion of interest in surfing amongst a youth market that is increasingly drawn to action sports. Peak will cultivate this market through lessons, training, club surfing, and competitions.

- **Adult Beginners**. Peak will also cultivate the adult market with a very attractive and affordable first timer package that provides a whitewater learning session that includes board rental and surf instructor for our most competitive hourly rate.

Supply Chain

Although the Company is dependent upon certain third party vendors, particularly Surf Lakes for its technology, the Company has access in most situations to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. Except for the loss of the license to use the Surf Lakes technology, the Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Serial #	Title	Description	File Date	Grant Date	Country
97106759	"Peak Surf Park"	Service Mark	November 3, 2021	November 15, 2022	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Additionally, the Company has entered into an Exclusivity and License Agreement with Surf Lakes International, Inc. to license its patented surf technology and obtain exclusivity for a specified geographical area in Florida. The license is for 25 years from the date of operational approval and provides for payment of a one-time exclusivity fee and annual royalty payments of $500,000. Further, Surf Lakes International, Inc. will assist in the construction of the Peak Surf Park and the installation of the Surf Lakes technology. The patented Surf Lakes surf technology allows for 200 surfers per hour to use the lagoon, covers a wide range, can produce the largest, most ocean-like waves (9 foot waves are possible), allows for all skill levels to surf simultaneously and provides for surfing toward the beach rather than walls or crowded take off zones.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, Peak will be subject to compliance with state and local environmental protection laws and regulations, building code and related construction regulations, water rights and related regulations, noise and gathering restrictions/regulations, and other regulations and laws around operating a theme park or similar establishment. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Perks

The Company is offering the following Perks to Investors:

All Perks in lower tiers are included with higher tiers (except for Bonus Class B Units which will be as provided in each specific tier).

Funded Investment Amount*	Perks**
Investment between $750.00 and $1,499.99	• Each Investor will be placed on the Peak Surf Park membership priority list and provided a right of first refusal to become a member once membership offers are launched by the Company. The priority for Peak Surf Park membership shall be determined based on an Investor's investment date. • Each Investor will be invited to soft launch events and surf sessions for Peak Surf Park. The priority of invites will be determined based on an Investor's investment date.
Investment between $1,500.00 and $2,999.99	• Each Investor will be added to our VIP Grand Opening Invitation List. • 10% Bonus Class B Units.
Investment of $3,000.00 and above	• Each Investor will receive access to the Peak Surf Park's surf booking calendar 3 days prior to its release to the public. • 20% Bonus Class B Units

*For purposes of this table, Funded Investment Amount means a non-stackable single funded investment from an Investor, regardless of whether the investor has made other investments in the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.

**For non-monetary Perks listed above, "Each Investor" shall mean one person and shall not include families or related parties and shall be limited to one single investment. For the sake of clarity, an investor who has several Funded Investment Amounts would only receive one non-monetary Perk and not several non-monetary Perks. For the monetary Perks listed above, if an Investor has multiple investments, such Investor will receive Bonus Units for each eligible investment on a stand-alone basis and the investments may not be stacked together.

The above terms and conditions are subject to change at the sole discretion of the Company.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is 100% indirectly owned by the Company's CEO and Manager, and such entity exercises voting control.

Prior to the Offering, an entity owned by the Company's CEO and Manager, Anthony Miller, beneficially owns all of the Class A Units of the Company, which have all of the Company's voting rights. Subject to any fiduciary duties owed to other members under Florida law, this entity will be able to exercise complete influence over matters requiring member approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This entity, along with Mr. Miller, may have interests that are different from yours. For example, this entity may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this entity, along with Mr. Miller, could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to member approval.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all. Additionally, our business relies on the playing of, and participation in, sports and other activities in an outdoor setting which can be significantly impacted by any of the above factors.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable

terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, a lack of, or reduced, revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the electric vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including licensed patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our licensed patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Failure to maintain the Company's territory license agreement with Surf Lakes International could cause the loss of rights to use such surf-related intellectual property in the Company's products and have an adverse effect on the Company's business.

The Company has an exclusive territory license agreement with Surf Lakes International to use their surf-related technology. In the event the Company breaches such agreements for non-payment or other reasons, or the license agreements are no longer in force, it could have a material adverse effect on the Company's business.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These people may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could

adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

If we are delayed or unsuccessful in launching our Peak Surf Parks commercially, our revenue, financial results, and business may be significantly harmed.

We plan to launch Peak Surf Park within three years. The capital we raise here will empower us to build Peak Surf Park. If we are unable to successfully manage our budgets and meet our timelines, or if we encounter delays in developing Peak Surf Park or are unsuccessful in launching it commercially, it will have a material adverse effect on our revenues, financial results and business. There is no guarantee that we will be able to successfully launch Peak Surf Park in a timely manner and on budget.

If we are unsuccessful in adding customers of Peak Surf Park, or if our customers decrease their level of attendance, our revenue, financial results, and business may be significantly harmed.

We are seeking to develop and operate Peak Surf Park. The number of customers at Peak Surf Park and our customer's level of attendance will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active visitors to Peak Surf Park. If clients do not perceive Peak Surf Park as useful or enjoyable, we may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their visits. There is no guarantee that we will not experience an erosion of our active customer base or attendance levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could

cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, Peak Surf Park will be subject to compliance with state and local environmental protection laws and regulations, building code and related construction regulations, water rights and related regulations, noise and gathering restrictions/regulations, and other regulations and laws around operating a theme park or similar establishment. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

We currently do not have any employees but expect to hire employees in the near future. At such time, various federal and state labor laws will govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering, plus a $15,000 advance setup fee and $2,000 monthly fee for use of the platform. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should

be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Charging Grom CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Units. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Operating Agreement, regarding the Class B Units. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a member, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. Additionally, investors in the Co-Issuer will indirectly hold only Class B Units of the Company and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of the Operating Agreement.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Units at $1.00 per unit, plus a 3.5% Investor Processing Fee, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for units in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third-party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Class B Units before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.17
Name of Securities	Class B Units
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	9,662
Maximum Offering Amount	$1,234,999.26
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,193,236*
Price Per Security	$1.00*
Minimum Individual Investment Amount	$750.38[+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 15, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 23 hereof.
Voting Rights	None. See the description of the voting and control rights on page 27.

*   Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+   Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer, Charging Grom CF Investors SPV, LLC (the "Co-Issuer"), located at 3614 W. Morrison Ave., Tampa, Florida 33629, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://peaksurfpark.com/, or for the Offering at https://invest.peaksurfpark.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Units.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent, Enterprise Bank and Trust ("*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.17, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,234,999.26, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the issuers progress towards reaching its Target Offering Amount may be found at https://invest.peaksurfpark.com.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$104,975
Pre-Construction Costs (1)	60%	$6,000	69%	$852,150
Sales and Marketing (2)	12%	$1,200	8%	$98,800
Legal (3)	10%	$1,000	9.5%	$117,325
General Working Capital (4)	9.5%	$950	5%	$61,750
Total	**100%**	**$10,000[+]**	**100%**	**$1,235,000[+]**

[+] These figures are rounded to the nearest whole dollar.

* In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $23,000 payment and a $4,000 monthly fee payable to to DealMaker Securities LLC and/or its affiliates. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) <u>Pre-Construction Costs</u>: These proceeds will be used to pay for all fees necessary to get the site to be "shovel ready." That includes engineering, architecture, site consultants, utility fees, permitting fees, and other costs.

(2) <u>Sales & Marketing</u>: These proceeds will be used to market the project to investors and future customers alike to support investment efforts, along with building community support for the project during the permitting phases.

(3) <u>Legal</u>: These proceeds will be used for legal services to create company structure documents, close on the land, create development partnerships, consummate capital deals, and other matters.

(4) <u>Working Capital</u>: These funds will be used to cover day-to-day operational expenses such as salaries, rent, utilities, insurance, and contingencies to ensure smooth operations.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Units in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2026 (the "***Offering Deadline***"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C, along with the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C and the Co-Issuer's Operating Agreement in Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a member of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Units**
> **Offering Minimum: $10,000.17**
> **Offering Maximum: $1,234,999.26**
> **Purchase Price Per Unit of Security Offered: $1.00 (does not include a 3.5% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: April 15, 2026**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Units being held by the Co-Issuer). The rights of the Class B Units may be changed by an amendment to the Company's Amended and Restated Operating Agreement. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and Co-Issuer's Operating Agreement, the primary documents governing voting and the rights of the Securities are the Company's Amended and Restated Operating Agreement, dated May 30, 2025 (the "***A&R Operating Agreement***") attached as Exhibit E. All statements in this Form C regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company's A&R Operating Agreement.

The Class A Common Units of the Company have superior voting rights to the Securities (Class B Units) being sold in this Offering. Except for voting rights, the Class A Common Units and Class B Units have the same rights and preferences.

By executing the Subscription Agreement with the Co-Issuer, Investors will become members in the Co-Issuer. Additionally, the Co-Issuer will be required to execute a Subscription Agreement with the Company, attached as Exhibit F, and will be subject to the terms and conditions of the Company's A&R Operating Agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $1,234,999.26 and a minimum of $10,000.17 worth of its Class A Units. The investment will be made through Charging Grom CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.17 by April 15, 2026. Unless the Company raises at least the Target Offering Amount of $10,000.17 under the Regulation CF offering by April 15, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 15, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,234,999.26 maximum raise.

The minimum investment per investor is $750.38, which includes a $25.38 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Common Membership Units. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Units as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's equity structure. This summary does not purport to be complete and is qualified in its entirety by the provisions of our A&R Operating Agreement. For a complete description of our equity interests, you should refer to our A&R Operating Agreement, and to the applicable provisions of Florida law.

On May 30, 2025, the Company amended its A&R Operating Agreement to modify its authorized equity units from the prior 100 Units (the "*Units*") and to create two classes of Units. As a result, the total number of Units that the Company is authorized to issue is 60,000,000 Units consisting of (i) 50,000,000 Class A Units (the "*Class A Units*"), and (ii) 10,000,000 Class B Units (the "*Class B Units*"). **Class A Units provide for voting rights while Class B Units do not have voting rights.** Except with respect to voting rights, all Units are identical and entitle the holders to the same rights and privileges.

As of the date of this Form C, 50,000,000 Class A Units are issued and outstanding. No Class B Units are currently issued and outstanding.

Outstanding Equity Interests

As of the date of this Form C, the Issuer's outstanding equity interests consists of:

Type	Class A Units
Units Outstanding	50,000,000
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Units at a later date. The issuance of such additional Class A Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted basis).	94.15%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$470,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	4.42%

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$250,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $25,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.94%

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$155,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.49%

Voting and Control

The Securities do not have voting rights. As such, Investors will have no rights to influence management or control of the Company over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Units) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

The primary documents governing voting and the rights of the Securities are the Company's A&R Operating Agreement attached as Exhibit E. Among other things, the A&R Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority and appointment of the Manager; and (iv) transferability. All statements in this Form C regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company's Governing Documents.

By executing the Subscription Agreement with the Co-Issuer, Investors will become members in the Co-Issuer. Additionally, the Co-Issuer will be required to execute a Subscription Agreement with the Company, attached as Exhibit F, and will be subject to the terms and conditions of the Company's A&R Operating Agreement.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional Units or other convertible securities to other parties. In other words, when the Company issues more Units, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of Units outstanding could result from a Units offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds or warrants) into Units. If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit reducing the value of a Unit.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Anthony Miller	50,000,000 Class A Units	100%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$470,000	8	General Working Capital	Various dates between September 15, 2021 and March 15, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$250,000	6	General Working Capital	Various dates between July 1, 2023 and June 19, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$155,000	5	General Working Capital	Various dates between December 1, 2024 and February 4, 2025	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

None.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G</u>.

Cash and Cash Equivalents

As of June 30, 2025, the Company had an aggregate of approximately $32,481 in cash and cash equivalents, and when combined with the Company's sole unit holders' commitment to fund the Company during the Offering period, leaves the Company with approximately 10 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (and to cover any differences between the amount raised in the Offering and the Maximum Offering Amount), the Company intends to concurrently raise additional capital by offering to sell securities, including but not limited to, SAFEs (Simple Agreement for Future Equity), Class A Units and/or Class B Units, to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of $50,000,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Information regarding the progress towards meeting the Target Offering Amount will be filed with the SEC on Form C-U.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://peaksurfpark.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Charging Grom LLC
(Issuer)

By:/s/ Anthony Miller
(Signature)

Anthony Miller
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anthony Miller
(Signature)

Anthony Miller
(Name)

Manager
(Title)

July 28, 2025
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the management or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)


The Perfect Day, Everyday.

Imagine a place where the sun always shines, the waves are always perfect, and the vibe is pure coastal bliss. Peak Surf Park, powered by Surf Lakes Technology, is bringing this vision to Tampa Bay in late 2027. Join us in redefining lifestyle and leisure with a 35-acre destination that's more than a surf park—it's a movement. Invest in Peak Surf Park today and be part of a groundbreaking opportunity that blends real estate, recreation, and community.

Invest Now

$1.00
Share Price

$750.38*
Minimum Investment

SEC Fillings   Offering Circular   Investor Eduction

*Minimum Investment includes 3.5% processing fee

02:05

Perks of Investment

Investors will receive incredible VIP perks depending on their investment level

• Membership Priority List - early access rights

• Soft Launch Priority List - exclusive soft launch invitations

• VIP Grand Opening Event Invitation

• Surf Calendar Access - 3-day early access before public release

Invest early for access to our Membership priority list.

 


LIVE BIG
LAUGH A LOT
ELEVATE OTHERS

As the founder of Peak, Tony's vision of a 'perfect day' is completely aligned to his personal mission statement of Live Big, Laugh A Lot, and Elevate Others. So his top priority is to create experiences that spur joy, laughter, a sense of progression, and big moments that last a lifetime. Done right, guests will stay longer and come back often, fueling incredible top and bottom line results. All driven by an intentional focus on purpose and the guest experience.



Peak will feel like an authentic surfing destination, not a theme park. From dining options that represent food from the most iconic surf locations in the world, to a team that represent the shaka spirit of friendliness, gratitude, and good vibes, Peak will be a place filled with soul and stoke.

The Most Ocean-Like Waves in the World

Peak Surf Park, powered by Surf Lakes' 360-degree technology, delivers the largest, most authentic surf experience outside the ocean. Waves form naturally from a deep well to a shallow beach—no walls, just pure, open-water energy. Whether you're a pro or a beginner, you'll feel the rush of the ocean right here in Tampa Bay.

A Surf Lakes Experience

Invest Now

Ride the Wave

Surf Lakes delivers 10 perfect waves per hour for 200 surfers—four times the throughput of competitors. This means more rides, more guests, and more revenue. For investors, this translates to a financial performance that's as powerful as the waves themselves.

Invest Now

4X the number of waves = exponential returns

Fo

Parks in One

Perfect Waves for Every Skill Level, Every Time

At the heart of Peak Surf Park is Surf Lakes' 360-degree technology—offering a truly unique 'Four Parks in One' experience. This innovation creates multiple types of waves simultaneously, allowing surfers of all abilities to enjoy the perfect wave without overcrowding or wait times.

Surf Lakes

26M / 85FT

Invest Now



Surf Together, Stay Together

Only Surf Lakes lets all five skill levels surf at once. Families and friends can hit the waves together, then relax, dine, and enjoy the park... together! No waiting, just pure connection.



Beginners



Intermediates



Advanced



Experts

Where Champions Are Made

Peak will host epic competitions, from club surf, to high school teams, to professional events. Families can cheer from vibrant beachside venues, while kids dream big in a sport that's about to explode.

More Than a Surf Park— A Full Lifestyle Destination



DINING & DRINKS



ACTION SPORTS VILLAGE



CLUBHOUSE



EVENTS FIELD



SURF LAGOON WITH BEACHFRONT



DINING & DRINK



Invest Now



A Lifestyle Destination for All

SURF PARK- With world class waves for every skill level, Peak will be your go to surf spot

BEACH CLUB - Easy parking, loungers, facilities, and delicious food and drink will make Peak the best beach club you'll ever find

ENTERTAINMENT ZONE - Whether you come to dine, drink, stroll, shop, play, or enjoy live music, Peak has something fun for everyone

YOUR 'THIRD' PLACE - Peak will provide that perfect community for all who seek a place to connect and socialize

Peak Surf Park is meticulously designed to appeal to a wide audience—from surfers looking to hone their skills to families seeking leisure. Here, the waves are perfect, the views are stunning, and there's something for everyone.

Invest Now



Dive into the details of our two site plans and share your feedback – access the site plans now.

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Get an inside look
at our property location



Two Rivers
Master Planned Community

Check Out Our Fantastic Location

Two Rivers stands as an impressive 5,500-acre master-planned community featuring 7,400 residential homes, over 3 million square feet of retail space, and a brand-new K-8 school. Within this thriving development, Peak's strategic 35-acre site sits conveniently off SR 56, offering prime positioning to capitalize on the area's exceptional growth potential and superior accessibility.

Strategic Location,
Unmatched Potential

Peak Surf Park sits within Two Rivers, surrounded by:

- 7,400 Homes: A built-in customer base
- 80-Acre District Park: Synergistic sports tourism to our west
- 50-Acre Town Center: Retail driving traffic to our south
- Offsite Stormwater Lake: Adds 7+ acres of revenue-generating land to our east

With utilities, roads, and entitlements delivered by the developer, Peak is primed for success.

80 Acre
District Park

50 Acre
Town Center

 
Tampa Bay: The Best Surf Market on Earth

Massive Sunshine
There is no offseason here with our year round sunny days and warm weather.

Massive Market
West Central Florida is home to 5 million people and 1.3 million families.

Massive Visitation
Our region gets 27 million visitors a year who spend $3 billion, of which $600 million goes toward recreation activities.

Massive Youth Sports Scene
There are 486,000 kids participating in youth sports in the Tampa Bay market every year. Imagine the appeal of club surfing to these kids... and their parents!!

60,000 Core Surfers, Endless Demand

- 47% will got to a surf park weekly

- 91% will travel 60+ minutes to a surf park

- Will pay $85.50/hour on average for waves

- Surfers project they will spend $240/day

- 82% expect to bring 2 or more guests

- 71% would likely stay overnight

- 38% would likely rent a surf board

If surfers do what they claim, Tampa Bay will need 4 Peak Surf Parks to satisfy the demand!

*Stats sourced from the Surf Park Central 2023 Consumer Trends Report

Why Surk Parks are the next Ski Resorts



01:54

A NEW ASSET CLASS EMERGES

On average, it takes 6-7 years to get a surf park fully opened. That is why there are currently only 18 moving wave surf parks accessible to the public around the world. And only 4 in the US. However, as the momentum builds, new parks will start opening at an astonishing rate and there are dozens slated to open in the next few years. Peak is one of them.

As the industry grows, it has become evident that the surf parks are the destination and not the amenity. They are profitable operating ventures that simultaneously create significant value uplift to surrounding real estate like residential, hospitality, and retail. Thus, surf park parks are emerging as a powerful new asset class in real estate.

"Surf parks offer a new kind of anchor for developers and investors seeking long-term value. These destinations encourage people to stay longer, spend more, and come back often. They represent a business model and a placemaking tool that aligns with how people increasingly want to live, connect, and play."

~PropModo, May 11th, 2025

The Team Behind the Vision

Our expert team brings together expertise in development, finance, and recreation to make Peak Surf Park a reality. With Surf Lakes technology, we provide the best surf experience in the world.

 **Tony Miller**
Peak Surf Park
Founder

 **Troy Warfield**
Surf Lakes
Surf Technology Partner

 **Craig Stoddard**
Thinking Adrenaline
Development & Ops Advisor

 **Damon Tudor**
Thinking Adrenaline
Development & Ops Advisor

 **Dave Kemper**
Stantec
Engineering Design Partner

 **Andrew McIntosh**
Shumaker
Legal Partner

 **Amy Do**
Peak Surf Park
Marketing Advisor

 **Andrea Cloutier**
Peak Surf Park
Accounting

 

Our Financial Roadmap to Success



02:21

With conservative estimates, Peak Surf Park anticipates impressive growth. Our model assumes a low initial surf utilization of 25% to 50%, gradually increasing to 45%—far below what other surf parks achieve. Our approach maximizes profitability with flexibility, leaving significant room for growth.

Total Attendance Projections ›

$751,680
YEAR ONE

$
YEAR TWO

$
YEAR THREE



Revenue Model




4 Ways to Monetize

We have four strong target markets that are unique to our Tampa Bay area. Each will have their own reason to join the Peak community. And each will be monetized in a way that fits their use of the park.



Tourists = Day Passes

Local Families = Memberships

Core Surfers = Hourly Surf

Club Surf = Seasonal Participation

Investing in Peak Surf Park

Invest in Peak Surf Park with a minimum investment of $750

Twin Fins

$750 - $1,499

Set Your Course and Ride the First Wave

• Membership Priority List - right of first refusal when memberships are launched (list prioritized by investment date)

Thrusters

$1500 - $2,999

Accelerate Your Momentum and Make a Bigger Splash

• Membership Priority List - right of first refusal when memberships are launched (list prioritized by investment date)

• Soft Launch Priority List - invited to soft launch events and surf sessions (list



Invest Now

Invest Now

Quads

$3000+

Command the Break and Make Your Mark

- Membership Priority List - right of first refusal when memberships are launched (list prioritized by investment date)
- Soft Launch Priority List - invited to soft launch events and surf sessions (list prioritized by investment date)
- VIP Grand Opening Event Invitation
- Surf Calendar Access - 3 days before it is released to the general public.
- 20% bonus shares on your investment

Invest Now

Why These Perks Matter

Your investment in Peak Surf Park isn't just about financial returns—it's about becoming part of an exclusive community that prioritizes adventure, innovation, and fun. These perks ensure that you not only share in the park's success, but also enjoy firsthand the incredible experiences it offers.

Invest Today to secure these exciting benefits and your stake in the future of adventure sports and lifestyle entertainment.

Invest Now



Trump is expected to run
SURF'S UP!
But where?
TAMPA BAY BUSINESS JOURNAL
TBBW
A Tampa Bay surf park project is making waves, but it hinges on one thing:

Peak Surf Park in the News

Tampa Bay Times

The Tampa Bay Times highlights Peak Surf Park as a state-of-the-art wave park coming to Wesley Chapel as part of the Two Rivers development. Designed to provide consistent waves for surfers of all levels, the park aims to become a premier recreational destination in Tampa Bay, blending innovation and active lifestyle experiences.

Read Full Article













Investor
Peak Surf Park combines a prime location with booming demand for adventure tourism. It's not just an investment—it's an opportunity to back a transformative project.

Steve Kinnear
Peak Investor

Avid Surfer
Peak Surf Park is a game-changer for surfers like me—perfect waves on demand and a community to share the stoke. It's everything I've dreamed of, right here at home.

Matt Malin
Local Surfer

Mom with Two Kids
Peak Surf Park will be our family's go and connection. From surf lessons to zone, there's something for everyone

Erin Melear
Local Parent

High-Growth Market
Located in Tampa Bay, drawing from **26.7M** tourists and **5M locals** annually.

Diverse Revenue Streams
Balanced income from surf activities, dining, retail, and events.

Prime Real Estate
35 acres in the booming **Two Rivers** community, with land-backed investment options.

Demand-Driven Innovation
Cutting-edge Surf Lakes tech supports 200 surfers/hour, attracting all skill levels.

Experienced Leadership
Proven team with expertise in recreation, real estate, and finance.

For families, surfers, and adventurers, Peak Surf Park offers an experience that goes beyond recreation. For investors, it provides a unique, high-growth opportunity.

Invest Now

ANSWERS AT YOUR FINGERTIPS

Have Questions? We Have Answers.

Investment Details and Structure

How does the investment work?

The share price is $1.00 for every share of common stock. The minimum investment is $750.38, which includes a 3.5% processing fee. Perks will be determined by your investment level. You will receive a subscription agreement with all investment information once you invest.

Who can invest in Peak Surf Park?


How will I get returns on my investment? ⌃

If and when distributions of profits are made, investors will receive their pro rata return based on their total number of shares.

What is the exit strategy for investors? ⌃

Investors could have opportunities to sell their shares if the company goes public, a strategic investor offers to buy out existing shareholders, or the company offers to buy out existing shareholders.

What are the risks with investing? ⌃

Every purchase of equity shares comes with some level of risk. Investing in Peak Surf Park should be considered a high risk investment with the possibility of losing part or all of your investment. You should not invest any money you can't afford to lose.

How long will this funding round stay open? ⌃

We anticipate this offering to close in 3 months. However, the round could be fully subscribed and then closed at any time

Surfing

How many surfers can surf at one time? ⌃

We have 4 quadrants of surf. A north, east, south, and west peak. While the surf lake could handle well over 200 surfers per hour in total, Peak will be programmed each quadrant to run 32 surfers on peak wave and 16 beginners in the white water for a total of 48 surfers per quadrant. So the whole surf lake would have 196 surfers total if full. Every surfer will get at least 10 rides per hour and have plenty of room in the lake to enjoy themselves.

How do the waves compare to other surf parks? The ocean? ⌃

People who have tried all of the different technologies comment that the Surf Lakes model is the most ocean-like wave. That is because the wave comes from a deep 35 foot well up to shallow water and is formed in the same way, with the same energy as an ocean break. The wave can also be pushed to 9 feet high at its upper level. The take off zone mimics the ocean where you line up and see the wave coming at you versus coming out of a wall next to you. And you never surf toward a wall, which is common to most of the surf technologies. Surf Lakes just doesn't have any walls... like the ocean.

How does the surf park compare to other lagoons already built? ⌃

People are familiar with some of the flat water lagoons in the region. They have no waves, thus no surfing. They are typically half the size and are much more comparable to a large pool, rather than a surf park.

How do you know the Surf Lakes technology will work? ⌃

Surf Lakes is the only technology that spent over 4 years testing their technology with a full scale prototype. Thousands of people have experienced and rave about the wave quality. The technology has been designed and tested with multiple levels of redundancy.No other surf tech built a full scale prototype and engaged in the intense research that Surf Lakes has completed over the last 5 years.

Operations

When will Peak open? ⌃

It is tough to be definitive with a project of this scale, but we are on target for a soft opening in late 2027.

How much will it cost to surf? ⌃

All of our models have been using a $70 per hour average price. However, hourly surfing, memberships, day passes, etc. will fluctuate in terms of total surf cost. Pricing will also vary based on skill level selected, time of week, and other factors. The goal is to make Peak an affordable experience that delivers far more value than the cost of admission.

Will there be membership opportunities and what will those look like? ⌃

Yes there will. The levels of membership have not been determined yet, but should include a range of options for you to find the right fit.

How will you keep the water clean? ⌃

Water parks have been delivering clean water for many many years. There are many ways to ensure proper water quality. Peak will employ a three tiered system that will deliver clear, clean, and safer water.

What are the safety measures being implemented? ⌃

Safety is paramount at Peak and there will be a robust safety plan for every component of the park. There will be an underwater net around the central wave device. There will be surf marshalls at the take off zones monitoring the line up. There will be trained lifeguards and other personnel monitoring the water


The annual water consumption of the surf lake will be equivalent to that of 2-3 holes on a typical golf course, minus the fertilizer run off. The surf technology itself will be one of the most efficient in the market place in terms of power used per surf wave ridden. That is because one pulse of the Central Wave Device will allow 24 surfers to catch a wave! For most other surf parks, each time they run their wave machine, only 1 or 2 surfers catch a wave. Peak will also take steps to minimize our water and power footprint wherever possible including alternative water and fuel sources.

Park Construction

How big is the surf lake? ⌃

12 acres

How deep is the lagoon? ⌃

At the take off zone, the lagoon will be 8-10 feet deep. The lake will gradually come to grade as you move toward the edges of the lake.

What is the bottom made of? ⌃

Reinforced concrete with softer materials on top at potential impact zones.

How are you handling the high water tables in Florida? ⌃

Like every developer in Florida that has to go underground. We will employ a series of techniques common to construction projects to dewater and anchor down the surf lake. None of those techniques will be unique to our project. We will partner with a GC that has a very strong track record in civil infrastructure projects and experience in providing the necessary construction solutions for the Florida market.

Why will this surf park be successful when other attempts in Florida have failed? ⌃

First, technology has improved dramatically over the last 15 years since the Ron Jon effort failed. Second, the Surf Lakes model allows for far more surfer throughput than other technologies, which means the pro forma still pencils despite the higher costs of construction in Florida environments.

Investor Education

Why invest in startups? ⌃

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest? ⌃

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth? ⌃

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment? ⌃

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering? ⌃

Individuals over 18 years of age can invest.

 

funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

What do I need to know about early-stage investing? Are these investments risky? ⌃

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back? ⌃

The Common Stock (the "Shares") of Charging Grom LLC (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5⎯10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares? ⌃

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. The exceptions are sales to:
(i) to the Company;
(ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) as part of an offering registered under the Securities Act with the SEC; or
(iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

Exceptions to limitations on selling shares during the one-year lockup period: ⌃

In the event of death, divorce, or similar circumstance, shares can be transferred to:

• The company that issued the securities
• An accredited investor
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law,

father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

How can I learn more about a company's offering? ⌃

All available disclosure information can be found on the landing pages for our Regulation Crowdfunding offering.

How do I keep up with how the company is doing? ⌃

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities? ⌃

DealMaker Securities is serving as the intermediary for this offering. Once an offering ends, there is no guarantee that DealMaker Securities will have a relationship with the company. The company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Discussion



Invest Now

Be part of something special...

the transformation of surfing and the redefining of lifestyle and leisure in Tampa Bay

Invest in Peak Surf Park Today

Secure Your Investment



EXHIBIT C
Subscription Agreement between Co-Issuer and Investor
(Attached)

FORM OF CO-ISSUER SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INVESTOR WEBSITE PAGE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Charging Grom CF Investors SPV, LLC
        c/o Charging Grom LLC
        3614 W Morrison Ave
        Tampa Florida 33629

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase limited liability company membership units (the "**Securities**") of Charging Grom CF Investors SPV, LLC, a Delaware limited liability company (the "**Co-Issuer**"), upon the terms and conditions set forth herein. The Co-Issuer is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B limited liability company common equity interests ("**Class B Units**") to be acquired from Charging Grom LLC, a Florida limited liability company (the "**Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership units of the Co-Issuer which relate to Class B Units issued by the Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Agreement of the Co-Issuer, dated as of March 19, 2025 (as the same may be amended or amended and restated from time to time, the "**Operating Agreement**"), and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. Any capitalized term not specifically defined in this Subscription Agreement shall have the same meaning ascribed to such term in the Offering Materials.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Co-Issuer and Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Co-Issuer's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the investor website page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline (as hereinafter defined); however, once the Subscription Agreement is accepted by the Co-Issuer and Issuer there is no cancelation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Co-Issuer and Issuer. A promoter may be any person who promotes the Co-Issuer and Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Co-Issuer and Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and its affiliates have received or will receive in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Issuer, as Manager of the Co-Issuer, will make all decisions for the Co-Issuer even though the Subscriber's investment is not made with the Issuer.

(d)   This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Co-Issuer at its sole discretion. In addition, the Co-Issuer, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Co-Issuer will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $1,234,999.26, which includes a 3.5% Investor Processing Fee, on each single investment in the Offering. The Co-Issuer may accept subscriptions until April 15, 2026 (the "**Offering Deadline**"). Provided that subscriptions for $10,000.17 worth of Securities are received, which also includes a 3.5% Investor Processing Fee on each transaction (the "**Target Offering Amount**"), the Co-Issuer may elect at any time to close all or any portion of the Offering, on various dates at or prior to the Offering Deadline (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Joinder to Operating Agreement</u>. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Co-Issuer as a Member holding the Securities of the Co-Issuer.

3.   <u>Purchase Procedure</u>.

(a)   <u>Payment</u>. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Co-Issuer of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow Arrangements</u>. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Co-Issuer prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with the Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Co-Issuer, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   <u>Representations and Warranties of the Co-Issuer and Issuer</u>. The Co-Issuer and Issuer each represent and warrant to Subscriber that the following representations and warranties are true and correct in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Co-Issuer and Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Co-Issuer's or Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing</u>. The Issuer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Florida. The Co-Issuer is a limited liability company,

duly formed, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer and Issuer, as applicable, have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Issuer is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Co-Issuer or its business.

(b)   <u>Eligibility of the Co-Issuer and Issuer to Make an Offering under Section 4(a)(6)</u>. The Co-Issuer and the Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Co-Issuer have been duly authorized by all necessary limited liability company action on the part of the Co-Issuer, and by the Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Co-Issuer, and enforceable against the Co-Issuer in accordance with their terms. Further, the underlying securities to be issued by the Issuer to the Co-Issuer will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms.

(d)   <u>Authority for Subscription Agreement</u>. The execution and delivery by the Co-Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Co-Issuer's powers and have been duly authorized by all necessary actions on the part of the Co-Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Co-Issuer, enforceable against the Co-Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No Filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Co-Issuer in connection with the execution, delivery and performance by the Co-Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Co-Issuer to perform its obligations hereunder.

(f)   <u>Financial Statements</u>. Complete copies of the Issuer's financial statements consisting of the audited balance sheet of the Issuer for the years ended December 31, 2024 and December 31, 2023, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2024 and December 31, 2023 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the Investor Website Page. The Financial Statements are based on

the books and records of the Issuer and fairly present the financial condition of the Issuer as of the date they were prepared and the results of the operations and cash flows of the Issuer for the periods indicated. SetApart Accountancy Corp., who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Co-Issuer has had audited inception financials (the "**Inception Financial Statements**") prepared by SetApart Accountancy Corp., an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   <u>Proceeds</u>. The Co-Issuer shall use the proceeds from the issuance and sale of the Securities as set forth in "Use of Proceeds" in the Offering Materials.

(h)   <u>Litigation</u>. Except as set forth in the Offering Materials, as of the date thereof, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Co-Issuer's and Issuer's knowledge, currently threatened in writing (a) against the Co-Issuer or Issuer or (b) against any consultant, officer, manager, director or key employee of the Co-Issuer or Issuer arising out of his or her consulting, employment or board relationship with the Co-Issuer or Issuer or that could otherwise materially impact the Co-Issuer or Issuer.

5. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and correct in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   <u>Requisite Power and Authority</u>. Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement, the Operating Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement, the Operating Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   <u>Manner of Holding</u>. Subscriber understands that the Subscriber is investing into the Co-Issuer, which will serve as a "crowdfunding vehicle" for an investment between the Co-Issuer and the Issuer. The Co-Issuer will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Issuer.

(d)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Co-Issuer has no

obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Co-Issuer involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Co-Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Co-Issuer in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Co-Issuer, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Co-Issuer or the Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Co-Issuer or the Issuer as a condition of such transfer**.

(h)   Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Issuer's business, management and financial affairs with managers, officers and management of the Issuer and has had the opportunity to review the Issuer's operations and facilities. Subscriber has also had the opportunity to ask

questions of and receive answers from the Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representatives, by the Issuer or others with respect to the business or prospects of the Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Issuer on the basis of the Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Co-Issuer, the Issuer and their respective officers, directors, managers and affiliates, and each other person, if any, who controls the Co-Issuer or the Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Subscriber hereby acknowledges and agrees that the Co-Issuer will not be permitted to, without the prior written consent of the managing underwriter or financial advisor to the Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition vehicle ("**SPAC**"), or such other period as may be requested by the Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in

FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any securities of the Issuer (whether such securities are then owned by the Co-Issuer or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities of the Issuer, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities of the Issuer to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Co-Issuer only if all officers and directors of the Issuer are subject to the same restrictions. The financial advisors of the Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

For purposes of this Section 7(a), the term "Issuer" shall include any wholly owned subsidiary of the Issuer into which the Issuer merges or consolidates. In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber acknowledges and agrees that a legend reading substantially as follows may be placed on all certificates representing all of Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF CHARGING GROM LLC ("CHARGING GROM"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN CHARGING GROM AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT CHARGING GROM'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Subscription Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Securities and the Subscriber acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of all or any portion of the Issuer's Common Interests or any securities which may be converted into the Issuer's Common Interests, in each case, unless and until the transferee has agreed in writing for the benefit of the Co-Issuer and the Issuer, respectively, to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Subscription Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) Subscriber or the Co-Issuer, as applicable, has (A) notified the Co-Issuer or the Issuer, as applicable, of the proposed disposition; (B) furnished the Co-Issuer or the Issuer, as applicable, with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Co-Issuer or the Issuer, as applicable, furnished the Co-Issuer or the Issuer, as applicable, with an opinion of counsel reasonably satisfactory to the Co-Issuer or the Issuer, as applicable, that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Securities, and acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of any of the Issuer's securities, to any competitor of the Issuer, as determined in good faith by the Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Subscription Agreement and the performance of the obligations imposed by this Subscription Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Subscription Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Subscription Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Subscription Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SUBSCRIPTION AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS SUBSCRIPTION AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Subscription Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscriber and the Co-Issuer or the Issuer), whether arising in tort or contract outside or under the provisions of this Subscription Agreement, shall be settled by mediation in Tampa, Florida. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Tampa, State of Florida. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) if and when delivered by hand; or (b) if and when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed,

by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

> If to the Co-Issuer, to:
>
> Charging Grom CF Investors SPV, LLC
> c/o Charging Grom LLC
> 3614 W. Morrison Ave.
> Tampa Florida 33629
>
>
> If to the Issuer, to:
>
> Charging Grom LLC
> 3614 W. Morrison Ave.
> Tampa Florida 33629
>
> If to Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with Section 11(a) or 11(b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Co-Issuer and the Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Co-Issuer, the Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Co-Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Peak Surf Park

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Units of Peak Surf Park by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Units**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Peak Surf Park

By:

Authorized Signing Officer

<center>U.S. INVESTOR QUESTIONNAIRE</center>

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                 By:

                                                     (Signature)

                                                 Name:

                                                 (If signing on behalf of entity)

                                                 Title:

                                                 (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                     By:

                                                         (Signature)

                                                     Name of Signing Officer (if Entity):

                                                     Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Peak Surf Park's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Peak Surf Park's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Operating Agreement of Co-Issuer
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

CHARGING GROM CF INVESTORS SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of Charging Grom CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of March 19, 2025 by and among the Company, Charging Grom LLC (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Charging Grom LLC (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01 <u>Name</u>. The name of the Company is Charging Grom CF Investors SPV, LLC.

Section 1.02 <u>Principal Office</u>. The principal office of the Company is located at 3614 W Morrison Ave., Tampa Florida 33629 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 <u>Registered Office; Registered Agent</u>. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 <u>Purpose; Powers</u>.

(a) The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and

disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto,

shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes

for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable.

An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding seventy five percent (75%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   <u>No Personal Liability: Members; Manager</u>.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   <u>Indemnification</u>.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   <u>Inspection Rights</u>. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and

make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 75% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 75% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on March 19, 2025.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(e)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)   "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)   "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k)   "**Manager**" means, initially, Charging Grom LLC, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)   "**Securities**" means the underlying securities (i.e., Class B Common Units) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p)   "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q)   "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company: 3614 W Morrison Ave
Tampa Florida 33629
c/o Charging Grom LLC
Email: tony@peaksurfpark.com
Attention: Anthony Miller, CEO of Charging Grom LLC

If to the Manager: 3614 W Morrison Ave
Tampa Florida 33629
Email: tony@peaksurfpark.com
Attention: Anthony Miller, CEO of Charging Grom LLC

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and

contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13   No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

CHARGING GROM CF INVESTORS SPV, LLC

By: Charging Grom LLC, a Delaware limited liability company,

Its Manager

Signed by:

By: _Anthony Miller_
        3F44415D3EC5438...

Name: Anthony Miller

Title: CEO

[SIGNATURE PAGE TO CHARGING GROM CF INVESTORS SPV, LLC OPERATING
AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Amended and Restated Operating Agreement of Issuer
(Attached)

OPERATING AGREEMENT

BY AND AMONG

CHARGING GROM LLC

AND

ITS MEMBERS

THE MEMBERSHIP INTEREST IN THE COMPANY GOVERNED BY THIS OPERATING AGREEMENT HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE. WITHOUT SUCH REGISTRATION, THESE SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR TRANSFER, AND THAT THE TRANSFER IS NOT IN VIOLATION OF THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THE SALE OR OTHER TRANSFER OF SUCH MEMBERSHIP INTEREST IS ALSO SUBJECT TO THE RESTRICTIONS SET FORTH IN THIS OPERATING AGREEMENT.

32992410v2

OPERATING AGREEMENT
FOR
CHARGING GROM LLC

THIS OPERATING AGREEMENT FOR CHARGING GROM LLC is made and entered into effective as of May 31, 2025, by and among CHARGING GROM LLC and those persons whose signatures appear on the signature pages to this Agreement.

WHEREAS, the Manager caused the Articles of Organization for CHARGING GROM LLC, a Florida limited liability company, to be filed with the Department of State of the State of Florida on January 8, 2021; and

WHEREAS, the parties desire to enter into this Agreement to evidence their agreement and understanding concerning the terms and conditions of the operation of the business and affairs of CHARGING GROM LLC and to determine the rights and obligations of the Members in accordance with the terms set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I - DEFINITIONS

The following terms used in this Agreement shall have the following meanings (all terms used in this Agreement that are not defined in this Article I shall have the meanings set forth elsewhere in this Agreement):

(a) "Act" means the Florida Revised Limited Liability Company Act, as set forth in Section 605.0101, *Florida Statutes*, et seq., as the same may be amended from time to time.

(b) "Agreement" means this Operating Agreement for CHARGING GROM LLC, as the same may be amended from time to time.

(c) "Articles of Organization" means the Articles of Organization of CHARGING GROM LLC as filed with the Department of State of the State of Florida, as the same may be amended from time to time.

(d) "Capital Account" means, with respect to any Economic Interest Owner, the account maintained for that Economic Interest Owner as determined in accordance with the rules set forth in Treasury Regulation §1.704-1(b).

(e) "Capital Contribution" means any cash, property, or services rendered or a promissory note or other obligation to contribute cash or property or to perform services that an Economic Interest Owner contributes to the Company.

(f) "Class A Units" means as defined in Article V.

(g) "Class B Units" means as defined in Article V.

(h) "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provisions of subsequent superseding federal laws.

(i) "Company" means CHARGING GROM LLC a limited liability company formed under the laws of the State of Florida.

(j) "Distributable Cash" means all cash on hand (as determined from time to time in the sole discretion of the Manager) other than (i) cash which is restricted from distribution under the terms of any agreement to which the Company is bound, and (ii) reserves set aside for working capital, capital improvements, capital investments, contingencies, expenses, or for future payment of obligations and liabilities of the Company (including any obligation or liability which is not yet due and payable and those obligations and liabilities which may then be past due), as determined in the sole discretion of the Manager.

(k) "Economic Interest" means the share of an Economic Interest Owner in one or more of the profits, losses and distributions of the Company's assets pursuant to this Agreement and/or the Act, but it shall not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision of the Members.

(l) "Economic Interest Owner" shall mean the owner of an Economic Interest.

(m) "Family Trust" means, with respect to a Member or Economic Interest Owner, a trust that is formed by a Member or Economic Interest Owner and which is for the exclusive benefit of such Member or Economic Interest Owner during his or her life or for the primary benefit of the Member or Economic Interest Owner and his or her spouse or lineal descendants.

(n) "Majority-in-Interest" or "Majority-in-Interest of the Members" means those Members entitled to vote on such matters for which the approval or consent of the Members is authorized under this Agreement (or as required under the Act), owning more than fifty percent (50%) of the outstanding Membership Interest of the Company entitled to vote.

(o) "Manager" means one or more Persons appointed or elected in accordance with this Agreement to manage the business and affairs of the Company. Any references to Manager in the singular or as him, her, it, or other like references shall also, where the context so requires, be deemed to include the plural or the masculine or feminine as the case may be. Any Person, including a Member, may be named a Manager pursuant to this Agreement. The initial Manager of the Company shall be **ANTHONY MILLER**. Subject to this Agreement, the Company and the Members agree that **ANTHONY MILLER** shall at all times serve as the Manager of the Company for as long as he is willing and able to do so.

(p) "Member" means any Person who has been admitted to the Company as a Member and who has an Economic Interest in the Company and who has the other rights and obligations of a Member. There are two classes of Members: Class A Members

(holding Class A Units) and Class B Members (holding Class B Units). The rights and features of Class A Members (and the Class A Units) and Class B Members (and the Class B Units) are as set forth in Article V of this Agreement.

(o)   "Membership Interest" or "Member's Interest" means, (i) with respect to each Member, such Member's Economic Interest and other rights and obligations of a Member as determined by the Act and this Agreement (with respect to their ownership of Class A Units or Class B Units, as applicable), and (ii) with respect to an Economic Interest Owner units of Economic Interest issued by the Company representing an Economic Interest Owner's interest in the profits, losses and capital of the Company. Except as otherwise provided in this Agreement, the Economic Interest Owners have no preemptive or anti-dilution rights with respect to the Membership Interest.

(p)   "Net Income" and "Net Loss" means the income or loss, as the case may be, of the Company as determined in accordance with Section 703(a)(1) of the Code.

(q)   "Person" means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust, association or other entity.

(r)   "Treasury Regulations" shall include the proposed, temporary, and final regulations that have been issued by the United States Department of Treasury pursuant to its authority under the Code.

(s)   "Unreturned Capital Contributions" means an amount equal to the Capital Contributions made to the Company, less the aggregate amounts distributed to that Member. If any Membership Interest are Transferred by a Member in accordance with the terms of this Agreement, the Transferee shall succeed to the Unreturned Capital Contribution balance of the Transferor in the same proportion as the number of Membership Interest that were Transferred to such Transferee, unless the Transferor and Transferee agree upon a different apportionment

ARTICLE II - ORGANIZATIONAL MATTERS

2.1   Organization of the Company. The Members hereby acknowledge and agree that the Company is a manager-managed Florida limited liability company pursuant to the provisions of the Act. The rights and liabilities of the Members shall be determined pursuant to the Articles of Organization, the Act, and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2   Approval of State Filings. The Members hereby unanimously ratify and approve all organizational documents previously filed with the Department of State of the State of Florida, including the Company's Articles of Organization. In the event that the Articles of Organization or any other such documents name an organizer or other authorized representative of the Company in connection with the filing and formation of the Company, then such organizer or authorized representative shall be and is hereby automatically and immediately released from that position

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and shall have no liability whatsoever as a result of being an organizer or authorized representative of this Company. In addition, the Members hereby authorize the Company to indemnify and hold harmless the organizer or authorized representative from any cost or claim of any nature arising from the organizer's or authorized representative's activities in forming the Company.

2.4   Name of the Company. All business of the Company shall be conducted under the name of CHARGING GROM LLC or any other name that the Manager deems appropriate and advisable, and the Manager shall file any fictitious name application or similar filings deemed necessary or advisable for the conduct of the Company's business.

2.5   Registered Agent and Registered Office of the Company. The Company shall continuously maintain a registered agent and registered office in the State of Florida as required by the Act. The registered agent and registered office for service of process for the Company is as set forth in the Articles of Organization or as otherwise determined from time to time by the Manager.

2.6   Title to Assets of the Company. Title to the assets acquired by the Company (whether real property, tangible personal property, or intangible property) and any other property acquired to effect the purposes of the Company shall be held in the name of the Company. The Members shall, upon request, execute, file, and record such documents as may be necessary to reflect the ownership of the assets of the Company.

2.7   Agreement; Invalid Provisions. The Members, by executing this Agreement, hereby agree to the terms and conditions set forth herein as they may from time to time be amended. To the extent that any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be deemed to be amended to the extent necessary in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way as to validate any provision of this Agreement that formerly was invalid, such provision shall be considered to be valid from the effective date of such amendment or interpretation.

2.8   No Third Party Beneficiaries. None of the terms, covenants, obligations or rights contained in this Agreement is or shall be deemed to be for the benefit of any person or entity other than the Members and the Company, and no such third person or entity (including any creditor of the Company or of a Member) shall, under any circumstances, have any right to compel any actions or payments by or to the Members.

2.9   Partnership Classification. It is the intention of the parties hereto that the Company be treated as a partnership for federal income tax purposes in accordance with the Treasury Regulations promulgated under Section 7701 of the Code as long as the Company has two or more Economic Interest Owners. At such times as the Company has only one Economic Interest Owner, it is the intention of the parties that the Company be disregarded as an entity separate from its Economic Interest Owner for federal income tax purposes in accordance with the Treasury Regulations promulgated under Section 7701 of the Code. Notwithstanding the foregoing, the Company shall be considered a limited liability company under the Act, and the liability of the Members shall be limited to the fullest extent as provided in the Act and this Agreement.

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2.10   Reimbursement of Organizational Expenses. The Members hereby authorize the Company to pay its expenses of organization and to reimburse any person that advanced funds for this purpose.

ARTICLE III - PURPOSES; NATURE OF BUSINESS

3.1   Purpose. The Company's purpose is to engage in any lawful business or activities under the Act, including entering into any partnership or venture, organizing and operating any entities, buying, selling, leasing, mortgaging, financing or otherwise dealing with any real, personal, or mixed property, or rendering any lawful services, and to do any and all things necessary, convenient, or incidental to that purpose as determined by the Manager.

3.2   Powers. The Company shall have all powers of a limited liability company under the Act and the powers to do all things necessary or convenient to accomplish its purpose and operate its business as described herein.

3.3   No Other Partnerships. In no event shall this Agreement be held or construed to imply the existence of a partnership among the Members with regard to matters, trades, businesses, investments, or other enterprises that are outside of the scope of the Company and this Agreement, and no Member shall have any power or authority under this Agreement to act as a partner, agent, or representative of any other Member with regard to any matter beyond the scope of the Company and this Agreement.

3.4   Other Activities. Nothing contained in this Agreement shall be deemed to restrict in any way the rights of any Member to engage in, or to conduct any other activity or trade or business, independently or with others, and neither the Company nor any other Member shall have any rights in or to any such trade or business or activity or the income or profits derived therefrom.

ARTICLE IV - RIGHTS AND DUTIES OF MANAGERS

4.1   Management of the Company. The business, property, and affairs of the Company shall be managed exclusively by the Manager. Except for situations in which the approval of the Class A Members representing a majority of the Class A Units is required by this Agreement or the Act, the Manager shall have the full, complete, and exclusive authority, power, and discretion to manage and control the business, property, and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property, and affairs. Whenever more than one Person is serving as Manager, the vote or approval of a majority of such Persons shall be required for any decision or other action of the Manager (employing such voting, consent or other approval procedures or rules they shall adopt among themselves from time to time, after giving prior notice to the Members of such procedures or rules).

4.2   Members Have No Managerial Authority. The Members shall have no power to participate in the management of the Company except as authorized by this Agreement, the Articles of Organization, or as expressly required by the Act. Unless expressly and duly authorized in writing to do so by the Manager, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose.

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4.3   Powers of the Manager. Without limiting the generality of Section 4.1 above, and subject to the limitations set forth elsewhere in this Agreement, the Manager shall have the full, exclusive, and complete power and authority to do anything or perform any act on behalf of the Company that the Manager reasonably believes to be appropriate and helpful in carrying out his duties and the purposes of the Company, including, without limitation, the following: (i) to employ, discharge, pay, and compensate all necessary employees, contractors and agents of the Company; (ii) to engage attorneys, accountants, and other professional advisors on behalf of the Company; (iii) to draw checks and drafts on the Company's bank accounts and expend the capital and revenues of the Company in furtherance of the Company's business consistent with the limitations set forth in this Agreement; (iv) to borrow money from time to time for and on behalf of the Company from any bank, trust company, savings and loan association, life insurance company, or other individuals or lending agencies and to make, execute and deliver promissory notes, endorsements, and other obligations of the Company as evidence of any such loans; (v) to enter into and execute agreements on behalf of the Company, including, by way of example, agreements, commitments, documents, and instruments customarily employed in real estate and/or personal property financing; (vi) to acquire or lease property; (vii) to secure the payment of such loans and the interest thereon by the pledge, conveyance, mortgage, or assignment in trust of the whole or any part of the property of the Company owned at the time or acquired thereafter; (viii) to invest Company funds in time deposits, short-term governmental obligations, commercial paper, or other investments; (ix) to sell or otherwise dispose of all or substantially all of the assets of the Company as long as such disposition is not in violation of or cause a default under any other agreement to which the Company is bound; and (x) to do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

4.4   Limitations on Powers of Manager. A Manager shall not have any authority to cause the Company to engage in any other transaction described in this Agreement or the Act as requiring the vote, consent, or approval of the Class A Members without first obtaining the approval of the Class A Members representing a majority of the Class A Units.

4.5   Manager; Delegation of Management Rights. Any action permitted to be taken by a Manager shall be made by all Managers then serving. The Managers may create a Board of Directors, and may also appoint individuals, with or without titles, including the titles of General Manager, Executive Director, President, Vice President, Treasurer, Secretary, or such other titles or named positions, to act on behalf of the Company with such power and authority as the Manager or Board of Directors may delegate.

4.6   Meetings of Managers.

(a)   Meetings of the Managers may be called by any Manager or by a Majority-in-Interest of the Members. All meetings shall be held upon five (5) days prior written notice or such other date specified therein. A notice need not specify the purpose of any meeting. Notice of a meeting need not be given to any Manager who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior to its commencement, the lack of notice to such Manager. All such waivers, consents, and approvals shall be filed with the Company and made a part of the minutes of the meeting. All of the Managers may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four (24) hours, notice of any

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adjournment shall be given prior to the time of the adjourned meeting to the Managers who are not present at the time of the adjournment. Meetings of the Managers may be held at any place within or outside the State of Florida which has been designated in the notice of the meeting or at such place as may be approved by the Managers. Managers may participate in a meeting through use of telephone conference or similar communications equipment, so long as all Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting. Every act or decision done or made by all of the Managers present at a meeting duly held is the act of the Managers.

(b)   Any action required or permitted to be taken by the Managers may be taken by the Managers without a meeting, if all of the Managers individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect as a vote of the Managers at a meeting.

(c)   The provisions of this Section govern meetings of the Managers if the Managers elect, in their discretion, to hold meetings. However, nothing contained in this Agreement is intended to require that meetings of the Managers be held.

4.7   Number and Election of Managers. Except as otherwise provided in this Agreement, the number of Managers shall be fixed from time to time by the affirmative vote or written consent of the Class A Members; provided, however, that in no instance shall there be less than one (1) Manager. Unless and until he resigns or is removed, each Manager shall hold office until a successor shall have been duly elected, qualified, and seated. Managers shall be elected by the affirmative vote or written consent of Anthony Miller in his capacity as a Class A Member.

4.8   Resignation of a Manager. Any Manager may resign at any time by giving written notice to the Company and Members. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in the notice. The resignation of a Manager shall not affect the resigning Manager's status as a Member and shall not constitute a withdrawal as a Member if the Manager is also a Member.

4.9   Removal of a Manager. A Manager may not be removed without the affirmative vote or written consent of Anthony Miller in his capacity as a Class A Member. The removal of a Manager shall not affect such Manager's rights as a Member or constitute a withdrawal as a Member if the Manager is also a Member.

4.10   Vacancies; Tenure as a Manager. Any vacancy occurring for any reason in the number of Managers may be filled by the affirmative vote or written consent of the Class A Members. A Manager shall serve and continue in such office unless and until replaced by another Manager elected by the Class A Members, or unless removed by operation of law, by order or decree of any court of competent jurisdiction, or upon the bankruptcy, death, disability, or dissolution, as the case may be, or resignation or other failure to serve as Manager.

4.11   Successor Manager. The Company shall at all times have at least one Manager. If no Manager is then serving (whether as a result of death, disability, resignation, removal, or otherwise), the Class A Members shall promptly select a successor Manager. Except as otherwise provided by the Act, a Manager who succeeds another Manager will be responsible only for the

property and records delivered by or otherwise acquired from the preceding Manager, and may accept as correct the accounting of the Company from the preceding Manager without duty to audit the accounting or to inquire further into the administration of the predecessor and without liability for a predecessor's errors and omissions.

4.12   No Exclusive Devotion of Time to the Company. Unless otherwise agreed to by the Company and Managers, a Manager is not required to devote all of his or her time or business efforts to the affairs of the Company. Each Manager shall devote whatever time, effort, and skill as may reasonably be necessary to conduct the business of the Company.

4.13   Compensation of a Manager. The Company is authorized to pay to a Manager reasonable compensation for services rendered by a Manager to the Company. The Company shall also reimburse a Manager for the reasonable and necessary expenses incurred by a Manager on behalf of the Company.

4.14   Conflicts of Interest.

(a)   A Manager does not violate a duty or obligation to the Company merely because the Manager's conduct furthers his interest as a Member of the Company.

(b)   A Manager, acting on behalf of the Company, shall not be prohibited from or otherwise limited in employing, borrowing money from, contracting with, or otherwise dealing with, any person by reason of the fact that such person is a Member or an affiliate of a Member, or is an entity in which a Member has an interest, whether such relationship, affiliation, or interest is direct or indirect, provided that the terms and conditions of such employment, loan, contract or other dealing are reasonable and fair to the Company at the time it is authorized and otherwise complies with Section 605.04092, *Florida Statutes*.

4.15   Limited Liability. Except as otherwise provided herein or in the Act, no person who is a Manager, member of the Board of Directors, or officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager or officer of the Company.

4.16   Statement of Authority. In accordance with the Act, the Company may file a statement of authority with the office of the Florida Department of State with respect to a specified status or position of a person in the Company, whether as a member, transferee, assignee, director, officer, manager, employee, agent or otherwise, and state the authority or limitations on the authority of all such persons having such status or holding such position to:

(a)   execute an instrument transferring real property held in the name of the Company; or

(b)   enter into other transactions on behalf of, or otherwise act for or bind, the Company, and may state the authority or limitations on the authority of a specific person to: (i) execute an instrument transferring real property held in the name of the Company, or (ii) enter into other transactions on behalf of, or otherwise act for or bind, the Company. Such statement of

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authority affects only the power of a person to bind the Company to persons who are not members or managers of the Company.

4.17   Standard of Care.

(a) Each Manager and Officer shall devote such time and attention to the performance of services for the Company as he, she or it deems reasonably necessary. Each Manager and Officer is to perform his, her or its duties in good faith and in a manner he, she or it reasonably believes to be in or not opposed to the best interests of the Company. No Manager or Officer may, in the performance of his, her or its duties, engage in willful or intentional misconduct or a knowing violation of the law.

(b) All fiduciary duties imposed by the Act or applicable law are hereby waived and eliminated to the full extent permitted by the Act. Without limiting the foregoing:

(i) A Manager or Officer shall not be liable in damages for any alleged breach of the Managers' duties except if it is proved, by clear and convincing evidence, that the Managers' action or failure to act constitutes willful or intentional misconduct or a knowing violation of law or otherwise breaches the requirements of Section 6.3(a).

(ii) Each Manager, in the performance of his, her or its duties, is entitled to rely in good faith on information, opinions, reports, and other statements, including financial statements, books of account, and other financial data, if prepared or presented by legal counsel, public accountants, or other Persons as to matters within the Person's professional or expert competence; provided that a Manager is not acting in good faith if it has knowledge concerning the matter in question that makes reliance otherwise permitted by this Section 4.17(b) unwarranted; and

(iii) In connection with the performance of such duties, a Manager may consider such factors as it deems relevant, including the long-term prospects and interests of the Company and the Members, and the social, economic, legal or other effects of any action on the employees, suppliers, customers of the Company, the communities and society in which the Company operates and the economy of the state and nation;

ARTICLE V - MEMBERS

5.1   Classes and Units of Members. The Company shall have two (2) classes of Members, referred to as Class A Members and Class B Members. Unless specifically provided otherwise in this Agreement, any reference to "Member" shall include both Class A Members and Class B Members. Class A Members shall own Class A Units representing one vote per Class A Unit. Class B Members shall own Class B Units which do not have the right to vote unless required by the Act or as specifically provided for in this Agreement, and in such case, would represent one vote per Class B Unit. The authorized Class A Units shall be Fifty Million (50,000,000) and the authorized Class B Units shall be Ten Million (10,000,000). Upon the execution of this Operating Agreement (the "Effective Time"), each outstanding Membership Interest prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be subdivided, split and converted into 500,000 Class A Units so that 50,000,000 Class A Units are outstanding thereafter.

5.2   Voting Rights of the Members. Class A Members, through their ownership of Class A Units, shall have voting rights on any matter for which a vote, approval, or consent of the Members is required pursuant to this Agreement or the Act. Class B Members, through their ownership of Class B Units, shall have no voting rights, except (i) as specifically required by the Act on those matters for which all Members shall have the right to vote and such vote cannot be eliminated by this Agreement or (ii) as specifically provided for in this Agreement. Except for the differences in voting rights set forth herein, the rights, preferences, qualifications, limitations and restrictions, and the special or relative rights and features of the Class A Members (and Class A Units) and Class B Members (and Class B Units), shall be identical.

5.3   Limited Liability of the Members. Except as otherwise required by law or by this Agreement, no Member shall be personally liable for any debt, obligation, liability, or loss of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Member. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on any Member for the debts, liabilities, or obligations of the Company. Except as otherwise expressly required by law or by the express terms of this Agreement, a Member shall have no liability in excess of (i) the amount paid by a Member for his or her Membership Interest; (ii) the Member's share of any assets and undistributed profits of the Company; and (iii) the amount of any distributions required to be returned pursuant to Section 605.0406, *Florida Statutes*.

5.4   Members are Not Agents of the Company. As set forth in this Agreement, the management of the Company is vested in the Manager. No Member, acting solely in his capacity as a Member, is an agent of the Company, nor can any Member bind or execute any instrument on behalf of the Company in his capacity as a Member.

5.5   Restrictions on Transfer. At no time during the term of this Agreement shall any Member, directly or indirectly, sell, assign, gift, transfer, mortgage, encumber, pledge, or otherwise deal with or dispose of any of the Membership Interest, including, without limitation, any transferable interests included therein, whether presently owned or hereafter acquired by such Member, except pursuant to, and in compliance with, the terms of this Agreement. For the purposes of this Agreement, any purported transfer of Membership Interest in violation of this Agreement shall be void and ineffectual, and shall not operate to transfer any interest in or title to such Membership Interest. In the event of an attempted transfer in violation hereof, the Company shall not transfer the Membership Interest on its books and records and shall pay no dividends or distributions on such Membership Interest to the purported transferee, nor shall the purported transferee be entitled to vote such Membership Interest. Each Member covenants and agrees to notify any purported transferee of the restrictions contained herein, and each such purported transferee shall be deemed to have had knowledge or notice of such restrictions at the time of the purported transfer.

5.6   Waiver of Appraisal Rights. Each Member hereby expressly waives, and agrees not to exercise, any appraisal rights to which such Member is or may become entitled under applicable law, including, without limitation, under Section 605.1006, *Florida* Statutes, and Sections 605.1061-605.1072, *Florida Statutes*. Each Member represents and warrants that such Member is

aware of such rights, and hereby expressly authorizes the elimination by the Company of any such rights in accordance with Section 605.1006(2), *Florida Statutes*.

ARTICLE VI - MEETINGS OF THE MEMBERS

6.1   Annual Meetings of the Members. An annual meeting of the Class A Members may be held each year on a date and at such time and place within or outside the State of Florida as the Manager may fix from time to time. If no designation is given as to the place of any meeting of the Class A Members, or if a special meeting is called as provided below, the place of meeting shall be the principal place of business of the Company. At the annual meeting, the Class A Members representing a majority of the Class A Units shall elect a Manager or Manager and shall transact any other business that may properly come before the meeting. The minutes of each annual meeting shall be documented in writing and filed with the business records of the Company. Notwithstanding the foregoing, the failure to hold an annual meeting shall not affect the status of the Company as a limited liability company nor shall any provision of this Agreement be treated or deemed to be invalid solely as a result of the failure to hold an annual meeting.

6.2   Special Meetings. Special meetings of the Class A Members may be held at such date, time and place within or outside the State of Florida as the Manager may fix from time to time. In addition, unless otherwise prescribed by the Act or the Articles of Organization, special meetings may be called by any Class A Member or Class A Members owning individually or collectively at least twenty-five percent (25%) of the outstanding Membership Interest for any purpose(s) to address any matters on which Class A Members may vote. The minutes of each special meeting shall be documented in writing and filed with the business records of the Company.

6.3   Notice of Meetings. Written notice setting forth the date, time, and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than three (3) days nor more than sixty (60) days before the meeting, either personally or by first class mail, by or at the direction of the Manager or person(s) calling the meeting, to each Class A Member of record entitled to vote at the meeting. If notice is mailed, the notice shall be deemed to be delivered three (3) days after being deposited in the United States mail, certified mail return receipt requested, postage prepaid, addressed to a Class A Member at such Member's address as it appears on the books of the Company. If no such address appears on the Company's books or is known, notice shall be deemed to have been given if published at least once in a newspaper of general circulation in the county where the Company's principal office is located. In addition, notice of any meeting may also be given personally, by facsimile or other forms of electronic communication.

6.4   Participation and Attendance at Meetings. Class A Members may attend any meetings of such Members in person. In addition, a Class A Member may participate in any Class A Members' meeting through the use of any telephone conferencing or similar communications equipment as long as all Class A Members participating can hear one another. A Class A Member so participating is deemed to be present in person at the meeting.

6.5   Waiver of Notice of Meetings. Notice of a meeting of the Class A Members need not be given to any such Member who signs a waiver of notice either before or after the meeting.

The attendance of a Class A Member at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which such meeting has been called or convened, except when a Class A Member objects at the beginning of the meeting to holding the meeting or transacting business at the meeting. Additionally, the attendance of a Class A Member at a meeting shall constitute a waiver to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Class A Member objects to considering the matter when such matter is presented for consideration.

6.6   Notice of Adjourned Meetings. When a meeting of the Class A Members is adjourned to a different date, time, or place, it shall not be necessary to give any notice of the new date, time, or place of such meeting, if the new date, time, or place of such meeting is announced at such meeting before an adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of such meeting. If a new record date for the adjourned meeting is or must be fixed in accordance with this Agreement, then notice of the adjourned meeting shall be given as otherwise required herein to persons who are Class A Members as of the new record date and who are entitled to notice of such meeting.

6.7   Record Date. For purposes of determining the Members entitled to notice of any meeting or to vote at any meeting of Members, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is first given or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. A determination of a record date made herein shall be effective for any adjournment of a meeting.

6.8   Proxies. Every Member entitled to vote shall have the right to do so either in person or by proxy executed in writing by such Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager before or at the time of meeting. No proxy shall be valid after the expiration of eleven (11) months from the date of execution of the proxy, unless otherwise provided in the proxy. In addition, every proxy shall be revocable by the Member, except where the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

6.9   Action by Members without a Meeting. On any matter that is to be voted on by the Class A Members entitled to vote, such Members may take such action without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, are signed by the Class A Members representing Class A Units having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting, but in no event by a vote of less than a Majority-in-Interest of the Members entitled to vote that would be necessary to authorize or take such action at a meeting. Within ten (10) days after obtaining such authorization by written consent, notice shall be given to those Members who have not consented in writing or who are not entitled to vote on the action.

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ARTICLE VII - CERTIFICATES

7.1   Certificate of Ownership Interest. A Member's interest in the Company, represented by Membership Interest, whether Class A Units or Class B Units, may, in the discretion of the Manager, be evidenced by a membership certificate (the "Certificate") issued by the Company. The exact contents of the Certificate shall be determined by the Manager but shall be issued substantially in conformity with the following requirements. The Certificates shall be respectively numbered serially, as they are issued, shall be impressed with the Company seal, if any, and shall be signed by a Manager or an officer of the Company. Each Certificate shall state the name of the Company, the fact that the Company is organized under the laws of the State of Florida as a limited liability company, the name of the person to whom issued, the date of issue, and the class of units of ownership represented thereby (i.e., Class A Units or Class B Units). A statement of the designations, preferences, qualifications, limitations, restrictions, and special or relative rights of the Member's Membership Interest, if any, shall be set forth in full or summarized on the face or back of the Certificate which the Company shall issue or, in lieu thereof, the Certificate may set forth that such a statement or summary will be furnished upon request without charge. Each Certificate shall be otherwise in such form as may be determined by the Manager.

7.2   Lost, Stolen, or Destroyed Certificate. Any Member claiming that his Certificate is lost, stolen, or destroyed may make an affidavit or affirmation of that fact and request a new Certificate. Upon satisfying any other reasonable requirements imposed by the Company, a new Certificate may be issued representing the Certificate alleged to be lost, stolen, or destroyed.

ARTICLE VIII - CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNT

8.1   Initial Capital Contributions. Each Member shall contribute such amount as is set forth on Exhibit A as such Member's initial Capital Contribution.

8.2   Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions above such Member's initial Capital Contribution. To the extent recommended by the Manager, the Members may be permitted to make additional Capital Contributions if and to the extent they so desire and in such amounts as the Manager deems necessary or appropriate for the conduct of the Company's business. In that event, the Members shall have the opportunity, but not the obligation, to participate in such additional Capital Contributions on a pro rata basis based on the Membership Interest owned by them.

8.3   Capital Account. An individual Capital Account shall be established and maintained for each Economic Interest Owner. Each Economic Interest Owner's Capital Account shall consist of the amount of, or the agreed value of, the Economic Interest Owner's initial Capital Contribution, increased by any additional Capital Contributions made pursuant to this Agreement. Each Capital Account shall be increased by the Economic Interest Owner's allocable share of Net Income and decreased by the amount of cash and the value of property distributed to such Economic Interest Owner and further decreased by an Economic Interest Owner's allocable share of Net Losses. The foregoing provisions relating to the maintenance of Capital Accounts are intended to comply with Section 704(b) of the Code and Treasury Regulations promulgated thereunder, and other applicable authority, and shall be interpreted and applied in a manner consistent with the foregoing. In that regard, the Manager shall have the right to modify the manner

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in which Capital Accounts are maintained without the approval of the Members or Economic Interest Owners if necessary to comply with Section 704(b) of the Code; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between the Members.

8.4   Capital Account upon Sale or Exchange of a Member's Membership Interest. Upon the permitted sale or exchange of a Member's Membership Interest, the Capital Account of the transferor Member (or the portion thereof that is attributable to the transferred interest) shall be carried over to the transferee Member.

8.5   Interest on Capital Account; Withdrawal of Capital Account. No interest shall be paid on any Capital Contribution or on any credit balance in any Economic Interest Owner's Capital Account. No Member or Economic Interest Owner shall have the right to withdraw any portion of his Capital Contributions or Capital Account, in money or property, prior to the dissolution or liquidation of the Company, and then only in accordance with the provisions of the Act and this Agreement.

8.6   No Personal Liability for Return of Capital Contribution. Neither the Company nor any Economic Interest Owner or Manager shall be liable for the return or payment of all or any portion of an Economic Interest Owner's Capital Contribution(s), it being expressly agreed that any such return of Capital Contribution(s) shall be made solely from the assets of the Company.

ARTICLE IX - BOOKS OF ACCOUNT, RECORDS AND REPORTS

9.1   Books and Records of the Company. The Company shall keep at its principal place of business at all times during its existence proper and complete books and records and such other information as is required by Section 605.0410, Florida Statutes. Notwithstanding anything to the contrary contained herein, the Company's books and records shall only be open to inspection by a Member as may be required by Section 605.0410, Florida Statutes; accordingly, each Member hereby expressly acknowledges that the Manager may restrict and/or redact such books and records of the Company as reasonabley necessary, in the Manager's sole and absolute discretion, as provided in subsection (10) of Section 605.0410, Florida Statutes.

9.2   Accounting Method. The accounting records of the Company shall be maintained in accordance with a regular basis of accounting, consistently applied and reasonable for the type of business carried on by the Company. The Manager may from time to time change the accounting basis on which the records of the Company are maintained if required or permitted by law.

9.3   Annual Statements. The Manager shall cause unaudited financial statements to be prepared annually by an independent certified public accountant, and copies of such statements shall be delivered to each Member as soon as administratively feasible following the end of each fiscal year of the Company. Copies of all income tax returns filed by the Company shall be made available to all Members upon request and each Member shall be furnished an appropriate form as required by the Internal Revenue Service reflecting such Member's allocable share of the income or loss of the Company. Each Member shall also be furnished with such other information as may be necessary to permit the Member to prepare all federal income tax returns which may be required to be filed.

9.4   Bank Accounts. All funds of the Company shall be deposited in the Company's name in such accounts as may be designated by the Manager and shall be withdrawn on the signature of any Manager or such other person or persons as the Manager may authorize. Funds of the Company shall not be commingled with any other funds.

9.5   Fiscal Year. The fiscal year of the Company for financial and tax reporting purposes shall be the calendar year.

ARTICLE X - ALLOCATIONS

10.1   Determination of Profits and Losses of the Company. As long as the Company has two or more Economic Interest Owners, the Company shall be taxed as a partnership for federal income tax purposes, and the Company will report all items of income, gain, loss, deduction and credit as a partnership. The Net Income and Net Loss of the Company shall be determined for each fiscal year in accordance with the accounting method followed by the Company for federal income tax purposes.

10.2   Allocations.

(a)   As of the end of each fiscal year of the Company, and after giving effect to the special tax allocations set forth in Section 10.3, the Net Income and Net Loss of the Company shall be allocated among the Economic Interest Owners on a pro rata basis based on the Membership Interest owned by each Economic Interest Owner as compared to the Membership Interest owned by all of the Economic Interest Owners. In any taxable year of the Company in which the Economic Interests of any one Economic Interest Owner varies, whether due to entry into the Company after the first day of the Company's taxable year or otherwise, the Net Income and Net Loss (or items thereof) of the Company which are to be allocated hereunder shall be apportioned among the Economic Interest Owners in accordance with each Economic Interest Owner's varying Economic Interest using any permissible method allowed by Section 706(d) of the Code and the Treasury Regulations thereunder as determined by the Manager.

(b)   If the Company owns any property contributed by an Economic Interest Owner that had a fair market value different from its adjusted basis for federal income tax purposes on the date of the contribution, then for federal income tax purposes only and not for purposes of determining the Capital Account of the contributing Economic Interest Owner or a successor Economic Interest Owner, any income, gain, loss, or deduction with respect to such property shall be allocated among the Economic Interest Owners in accordance with Section 704(c) of the Code and the Treasury Regulations issued thereunder. If the value of any Company property is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) with the result that such value differs from its adjusted basis for federal income tax purposes, subsequent allocations of income, gain, loss and deductions (and any item thereof) with respect to such assets shall in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(g) and 1.704-1(b)(4) and take account of any variation between the adjusted basis of such asset for federal income tax purposes and the revised book basis in the same manner as under Section 704 of the Code and the Treasury Regulations thereunder. The Manager shall elect the method under which such allocations pursuant to Section 704(c) of the Code will be made.

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10.3   Special Allocations.

(a)   Notwithstanding the provisions of Section 10.2(a) or elsewhere in this Agreement, if the allocation of a Net Loss to an Economic Interest Owner for any fiscal year of the Company would cause or increase a negative balance in the Economic Interest Owner's Adjusted Capital Account (as defined in subsection (f)) on the last day of the fiscal year which exceeds the sum of the Economic Interest Owner's share of Minimum Gain on Nonrecourse Liability (as defined in subsection (g)) and the Economic Interest Owner's share of Minimum Gain on Member Nonrecourse Debt (as defined in subsection (h)) as of the last day of the fiscal year, then the portion of the Net Loss that would have such effect shall instead be specially allocated among the Economic Interest Owners who have positive balances in their Adjusted Capital Accounts on the last day of the fiscal year and the Economic Interest Owners who have negative balances in their Adjusted Capital Accounts on the last day of the fiscal year which do not exceed the sum of their respective shares, on the last day of the fiscal year, of Minimum Gain on Nonrecourse Liability and Minimum Gain on Member Nonrecourse Debt. The Net Loss to be specially allocated pursuant to the preceding sentence shall be allocated among the Economic Interest Owners referred to in the preceding sentence, *pro rata*, in proportion to their respective Loss Allocation Amounts (as defined in subsection (i)). For purposes of this Section, an Economic Interest Owner's share of Minimum Gain on Nonrecourse Liability and Minimum Gain on Member Nonrecourse Debt shall be determined pursuant to Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), and an Economic Interest Owner's share of excess nonrecourse liabilities (as described in Treasury Regulation Section 1.752-3(a)(3)) shall be based upon the Economic Interest Owner's Economic Interest.

(b)   If, at the end of any fiscal year of the Company, any one or more of the Economic Interest Owners have a negative balance in the Economic Interest Owner's Adjusted Capital Account which exceeds the sum of the Economic Interest Owner's share of Minimum Gain on Nonrecourse Liability and the Economic Interest Owner's share of Minimum Gain on Member Nonrecourse Debt at the end of the fiscal year, then income and gain for the fiscal year (and, if necessary, subsequent fiscal years) shall be allocated among all Economic Interest Owners who have such negative balances in their Adjusted Capital Accounts, *pro rata*, in proportion to their respective Income Allocation Amounts (as defined in subsection (j)) to the extent necessary to reduce the negative balance of each Economic Interest Owner's Adjusted Capital Account to an amount equal to the sum of the Economic Interest Owner's share of Minimum Gain on Nonrecourse Liability and the Economic Interest Owner's share of Minimum Gain on Member Nonrecourse Debt as of the end of the Fiscal Year; provided, however, that an allocation pursuant to this Section 10.3(b) shall be made only if and to the extent that such Economic Interest Owner would have such a negative balance in the Economic Interest Owner's Adjusted Capital Account in excess of the sum of the Economic Interest Owner's share of Minimum Gain on Nonrecourse Liability and the Economic Interest Owner's share of Minimum Gain on Member Nonrecourse Debt after all other allocations provided for in this Article X have been tentatively made as if this Section 10.3(b) were not a part of this Agreement. The allocations referred to in this subsection shall be interpreted and applied to satisfy the requirements of Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(3).

(c)   If there is a net decrease in the Minimum Gain on Nonrecourse Liability (as defined in subsection (g)) during any fiscal year of the Company, the Economic Interest Owners

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shall be allocated items of income and gain for the fiscal year, before any other allocation of Company items described in Section 704(b) of the Code is made for the fiscal year (and, if necessary, subsequent fiscal years), in the amounts and in the proportions required by Treasury Regulation Sections 1.704-2(f) and 1.704-2(j)(2)(i). The allocations referred to in this subsection shall be interpreted and applied to satisfy the requirements of Treasury Regulation Section 1.704-2(f).

(d)   If there is a decrease in the Minimum Gain on Member Nonrecourse Debt during a fiscal year of the Company, then any Economic Interest Owner who has a share of the Minimum Gain on Member Nonrecourse Debt at the beginning of the fiscal year shall be allocated items of income and gain for the fiscal year, before any other allocation of Company items described in Section 704(b) of the Code is made for the fiscal year (and, if necessary, subsequent fiscal years), in the amounts and in the proportions required by Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii). The allocations referred to in this subsection shall be interpreted and applied to satisfy the requirements of Treasury Regulation Section 1.704-2(i)(4).

(e)   Member Nonrecourse Deductions (which means partner nonrecourse deductions as defined in Treasury Regulations Section 1704-2(i)(2)) with respect to Member Nonrecourse Debt shall be specially allocated among the Economic Interest Owner or Economic Interest Owners who bear the economic risk of loss with respect to such nonrecourse debt in the amounts and in the proportions required by Treasury Regulation Section 1.704-2(i)(1). The allocations referred to in this subsection shall be interpreted and applied to satisfy the requirements of Treasury Regulation Section 1.704-2(i).

(f)   The term "Adjusted Capital Account" shall mean the amount of an Economic Interest Owner's Capital Account (determined before the special allocation to be made pursuant to this subsection, but after making all other adjustments to Capital Account for the fiscal year of the Company with respect to contributions, allocations and distributions), whether positive or negative, reduced by reasonably expected adjustments described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4) and by reasonably expected allocations of loss and deduction described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(5) and reasonably expected distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(6), and increased by the amount of the Economic Interest Owner's "risk of loss" (as defined in Treasury Regulation Section 1.752-2(b)) with respect to the recourse liabilities of the Company.

(g)   The term "Minimum Gain on Nonrecourse Liability" shall mean the aggregate amount of gain, if any, that would be realized by the Company if, in a taxable transaction, it disposed of all Company property encumbered by mortgages securing Nonrecourse Liabilities of the Company (as defined in Treasury Regulation Section 1.7042(b)(3)) in full satisfaction thereof (and for no other consideration). The Members intend that Minimum Gain on Nonrecourse Liability shall be determined in accordance with the provisions of Treasury Regulation Section 1.704-2(d)(1).

(h)   The term "Minimum Gain on Member Nonrecourse Debt" shall mean the aggregate amount of gain, if any, that would be realized by the Company if, in a taxable transaction, it disposed of all Company property encumbered by mortgages securing Member Nonrecourse Debt of the Company (i.e., a nonrecourse debt for which one or more of the

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Economic Interest Owners bears the economic risk of loss, and defined in Treasury Regulation Section 1.7042(b)(4)), in full satisfaction thereof (and for no other consideration). The Economic Interest Owners intend that Minimum Gain on Member Nonrecourse Debt shall be determined in accordance with the provisions of Treasury Regulation Section 1.704-2(i)(3).

(i)   The term "<u>Loss Allocation Amount</u>" shall mean (i) in the case of an Economic Interest Owner who has a positive balance in his, her or its Adjusted Capital Account, an amount equal to the sum of (x) the positive balance in the Economic Interest Owner's Adjusted Capital Account, (y) the Economic Interest Owner's share of Minimum Gain on Nonrecourse Liability, and (z) the Economic Interest Owner's share of Minimum Gain on Member Nonrecourse Debt, or (ii) in the case of an Economic Interest Owner who has a negative balance in his, her or its Adjusted Capital Account which does not exceed the sum of the Economic Interest Owner's share of Minimum Gain on Nonrecourse Liability and the Economic Interest Owner's share of Minimum Gain on Member Nonrecourse Debt, an amount equal to the excess of (x) the sum of the Economic Interest Owner's share of Minimum Gain on Nonrecourse Liability and the Economic Interest Owner's share of Minimum Gain on Member Nonrecourse Debt, over (y) the balance of the Economic Interest Owner's Adjusted Capital Account (treated as a positive number).

(j)   The term "<u>Income Allocation Amount</u>" shall mean, in the case of an Economic Interest Owner who has a negative balance in his, her or its Adjusted Capital Account which exceeds the sum of the Economic Interest Owner's share of Minimum Gain on Nonrecourse Liability and the Economic Interest Owner's share of Minimum Gain on Member Nonrecourse Debt, an amount equal to such excess.

(k)   Each Economic Interest Owner who has a deficit Capital Account at the end of any fiscal year of the Company which is in excess of the sum of the Economic Interest Owner's share of Minimum Gain on Nonrecourse Liability and the Economic Interest Owner's share of Minimum Gain on Member Nonrecourse Debt shall be specially allocated items of income and gain in the amount of such excess, provided that an allocation pursuant to this Section 10.3(k) shall be made only if and to the extent that such Economic Interest Owner would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article X have been made as if Section 10.3(b) and this Section 10.3(k) were not a part of this Agreement.

(l)   Nonrecourse Deductions for any fiscal year of the Company shall be specially allocated among the Economic Interest Owners in accordance with the Membership Interest owned by them.

(m)   In any case where an adjustment to the adjusted basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required (pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4)), to be taken into account in determining Capital Accounts because of a distribution to an Economic Interest Owner in complete liquidation of the Economic Interest Owner's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated among the Economic Interest Owners in accordance with their interests in the Company in the event that (i) Treasury Regulation Section 1.704-

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1(b)(2)(iv)(m)(2) applies, or (ii) the Economic Interest Owners to whom such distribution was made in the event that Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

(n)   The special allocations set forth in Sections 10.3(a) and (b) above (the "Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulations Section 1.704-1(b). Notwithstanding any other provisions of this Operating Agreement, such Regulatory Allocations shall be taken into account in allocating other Net Income, Net Loss or items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Net Income, Net Loss or items of income, gain, loss and deduction and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

(o)   The allocations set forth in this Article X are intended to allocate Net Income and Net Loss in a manner that has "economic effect equivalence" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(i). Any ambiguities or inconsistencies in the provisions of this Article X relating to the allocations of Net Income and Net Loss shall be resolved in the manner which will accomplish (or will most likely accomplish) the foregoing result.

10.4   Acknowledgement of Income Tax Consequences of Allocations. The Economic Interest Owners are aware of the income tax consequences of the allocations made hereunder and hereby agree to be bound by the provisions of this Agreement in reporting their share of the Net Income and Net Loss of the Company for income tax purposes. The allocation method set forth herein is intended to allocate Net Income and Net Loss to the Economic Interest Owners for federal income tax purposes in accordance with their Economic Interests in the Company while complying with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If, in the opinion of the Manager, the allocation of Net Income and Net Loss made hereunder does not satisfy the requirements of Section 704(b) of the Code and applicable Treasury Regulations, or properly take into account any expenditure made by the Company or transfer of an Economic Interest Owner's Interest, then the Net Income and Net Loss shall be allocated in such manner as the Manager, in their its discretion, shall determine to be required. The Manager may amend this Agreement without further action by any of the Economic Interest Owners to reflect any such change in the method of allocating Net Income and Net Loss; provided, however, that any change in the method of allocating Net Income and Net Loss shall not materially alter the economic agreement among the parties.

ARTICLE XI - DISTRIBUTIONS

11.1   Non-Liquidating Distributions. All distributions of Distributable Cash and property shall be made at such times as determined by the Manager, and no Economic Interest Owner shall have the right to demand and receive any distributions from the Company. In determining whether to make distributions, the Manager shall take into consideration, among other factors, the future operating needs of the Company, including additional investment, capital improvements, capital reserves, and working capital for anticipated operating expenses of the Company. The decision of the Manager as to whether to make distributions shall be final and binding on the Economic Interest Owners. Any and all non-liquidating distributions made pursuant to this Agreement shall be made as follows:

(a)   First, to the Members and Economic Interest Owners, pro rata based on the aggregate Unreturned Capital Contributions with respect to the Membership Interest held by each such Member Economic Interest Owner, until the Unreturned Capital Contribution of each Membership Unit is zero; and

(b)   Second, to the Members and Economic Interest Owners based on the Membership Interest owned by each Economic Interest Owner as compared to the Membership Interest owned by all of the Economic Interest Owners as of the record date of such distribution.

11.2   <u>Tax Distributions</u>. Notwithstanding the foregoing, the total distributions ("<u>Minimum Distributions</u>") to a Member for each Fiscal Year (and the 90-day period following such Fiscal Year) shall not be less than an amount equal to the product of (x) the amount, if any, by which the Company's net taxable income allocated to such Member for such Fiscal Year and all prior Fiscal Years for federal, state and local income tax purposes, exceeds the Company's net taxable loss allocated to such Member for such Fiscal Year and all prior Fiscal Years for federal, state and local income tax purposes, multiplied by (y) the highest effective U.S. federal tax rate for an individual, regardless of the actual U.S. federal tax rates applicable to the Members. To the extent that such Minimum Distributions requirement increases the amount of distributions to a Member beyond the amount to which such Member would be entitled in the absence thereof, the excess portion shall be considered a prepayment of future distributions allocable to such Member and shall be offset against subsequent distributions as promptly as possible. If any advances to a Member pursuant to this <u>Section 11.2</u> remain outstanding at the time of the Company's dissolution and liquidation, then the total amount thereof shall be paid from (and set off against) such Member's share of the liquidating proceeds that are distributable to the Member under this Agreement. Notwithstanding the foregoing, the Company's obligation under this <u>Section 4.10</u> shall be limited to the extent there is available Excess Cash to make such Minimum Distribution(s) as determined by the Managers, and no Member shall have an obligation to return any distributions it receives pursuant to this <u>Section 11.2</u>.

11.3   <u>Restriction on Distributions</u>. No distribution shall be made if, after giving effect to the distribution, (i) the Company would not be able to pay its debts as they become due in the usual course of business, or (ii) the net assets of the Company would be less than the sum of its total liabilities. The Manager may base a determination that a distribution is or is not prohibited on good faith reliance on financial statements prepared on the basis of accounting practices and principles that are reasonable under the circumstances and which fairly reflect the financial condition of the Company.

11.4   <u>Liquidating Distributions</u>. Upon the dissolution or liquidation of the Company, distributions shall be made in the manner set forth in Section 13.2 below.

ARTICLE XII - CHANGES IN MEMBERS AND TRANSFERS OF MEMBERSHIP INTEREST

12.1   <u>Admission of New Members to the Company</u>. Subject to Section 12.5 of this Agreement, upon the approval of the Manager, additional Members may be admitted to the Company.

12.2   Withdrawals by Members; Limitations on Transfers of Membership Interests. Subject to Section 12.5 of this Agreement, and except as otherwise provided in this Agreement or the Act, the Members and Economic Interest Owners shall not have the right to withdraw from the Company except upon the unanimous approval of the Manager. In addition, the ownership and transferability of Membership Interest are substantially restricted. Subject to Section 12.5 below, and except as otherwise provided herein, neither record title nor beneficial ownership of ~~an~~ Economic Interest Owner's Membership Interest may be transferred or encumbered without the approval of all of the Manager. Any transfer of a Member's Membership Interest that is not specifically permitted under this Agreement, or any permitted transfer where the transferee refuses to agree, in writing, to be bound by the terms and conditions of this Agreement, shall be null and void *ab initio*, and shall not be recognized by the Company.

The parties agree that the foregoing restrictions are for the benefit of the Company and in furtherance of the purposes for which the Company has been formed. Any unauthorized transfer of a Member's Membership Interest could create a substantial hardship to the Company, jeopardize its capital base and adversely affect its tax structure. These restrictions upon ownership and transfer are not intended as a penalty, but as a method to protect and preserve the Company's capital and its ability to continue as a sound financial entity.

12.3   Transfer of Membership Interest to a Family Trust. Subject to Section 12.5 of this Agreement, a Member may, during such Member's lifetime, assign all or any portion of his or her Membership Interest to a Family Trust, and such Family Trust shall automatically be admitted as a Member of the Company; provided, however, that such Family Trust shall first agree, in writing, to be bound by all of the terms and conditions of this Agreement.

12.4   Death of a Member. Upon the death of a Member or Economic Interest Owner (referred to as the "Decedent"), the Membership Interest owned by the Decedent shall, subject to Section 12.5 of this Agreement, pass to the Decedent's heirs or beneficiaries as provided by the Decedent's Last Will and Testament or other estate planning transfer documents or as provided by the laws of intestacy, if applicable, and any heir or beneficiary who receives the Decedent's Membership Interest shall become a Member and shall have all rights as a Member of the Company.

12.5   Requirements for Transfer of Membership Interest. Notwithstanding any provisions of this Article XII to the contrary, any transferee of Membership Interest shall merely be an assignee of the Economic Interest associated with such Membership Interest, and shall not be admitted to the Company as a substituted Member until all of the following conditions have been satisfied:

(a)   The Member, Economic Interest Owner or the transferee must file with the Company a written and dated instrument of transfer, in form and substance reasonably satisfactory to the Manager, executed by both the transferor and the transferee, which instrument shall (i) contain the acceptance by the transferee of all of the terms and provisions of this Agreement, (ii) contain such representations as the Manager may deem necessary or advisable to assure that such transfer need not be registered under any applicable federal or state securities laws, (iii) instruct the Manager as to the Membership Interest transferred and to whom and at what address distributions and notices from the Company in respect of such Membership Interest should

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thereafter be sent, and (iv) contain such other information as may be reasonably requested by the Manager.

(b)   Unless expressly waived by the Manager, the transferor or transferee shall deliver to the Company an opinion of counsel acceptable to the Manager that (i) such transfer is exempt from the registration requirements of the Securities Act of 1933, as amended, applicable state securities laws, and any rules or regulations promulgated thereunder, and will not otherwise cause the Company to be in violation of such laws and regulations, and (ii) the transfer will not adversely affect the status of the Company as a partnership under the Code.

(c)   The transferor Member or Economic Interest Owner and the transferee shall have received a written acknowledgment from the Manager that the transfer has been approved by the Manager.

(d)   The transferee shall pay or reimburse the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Member with respect to the transferred Membership Interest.

(e)   If the transferee is an individual who is not of legal majority, the transferee shall provide the Company with evidence satisfactory to counsel for the Company of the authority of the transferee to become a Member and to be bound by the terms and conditions of this Agreement.

12.6   Option to Purchase Membership Interest.

(a)   Notwithstanding anything contained in this Agreement to the contrary, the Company shall have the option to purchase all of a Member or Economic Interest Owner's Membership Interest (each a "Purchase Event") if any of the following events occur:

(i)   the Member or Economic Interest Owner, or any affiliate of the Member or Economic Interest Owner, engages in gross negligence, or any act of embezzlement or dishonesty, with respect to the material interests of the Company;

(ii)   the Member or Economic Interest Owner is the subject of an Event of Insolvency, with "Event of Insolvency" defined as, with respect to any Person: (a) the filing by the Person of a petition or other action that commences a case or proceeding, or an answer not denying the material allegations of a complaint in any proceeding, seeking relief under any federal or state bankruptcy, insolvency, or debtors' reorganization law; (b) the granting of an order for relief against such Person by any court under any such law; (c) the adjudication of such Person a "bankrupt," "debtor," or "insolvent" under any such law; (d) the appointment under any such law of a "trustee," "receiver," or "custodian" to manage such Person's business or properties; (e) the commencement under any such law of a case or proceeding proposing such an order for relief, adjudication, or appointment with respect to that

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Person or its business, which proceeding is consented to by that Person or which is not dismissed within 90 days after being commenced; or (f) the initiation by a creditor of any action to seize, realize upon or foreclose upon a Person's interest in the Company; and

(iii) any action is taken by the Member or Economic Interest Owner that is, in the sole and absolute discretion of the Manager, made in bad faith and that is (i) disruptive to the business and operations of the Company, or (ii) intended to harass the management of the Company.

(b) Upon the Manager's determination of the occurrence of a Purchase Event, the Company shall provide written notice (the "Option Notice") to the Member or Economic Interest Owner (the "Selling Member") that is the subject of the Purchase Event of the Company's intention to purchase all of the Membership Interest of the Selling Member. The closing of the purchase and sale of the Selling Member's Membership Interest shall occur no later than thirty (30) days following the Company's delivery of the Option Notice. The purchase price for the Selling Member's Membership Interest shall be equal to the Selling Member's positive Capital Account balance as determined by the Company's accountant. If the Selling Member's Capital Account is negative, then the purchase price for the Selling Member's Membership Interest shall be equal to Ten Dollars ($10.00). The purchase price shall be paid in immediately available funds as of the closing of the purchase of the Selling Member's Membership Interest. In addition, the purchase and sale of the Selling Member's Membership Interest shall be deemed to be effective as of the date of the Option Notice and, except for the right to receive the purchase price for the Selling Member's Membership Interest, all rights and interests of the Selling Member pertaining to the Membership Interest being sold in connection with the terms of this Section 12.6 will terminate and cease as of the date of the Option Notice.

ARTICLE XIII - TERM OF COMPANY; DISSOLUTION

13.1 <u>Term</u>. The Company shall have a perpetual existence, and it shall continue unless sooner liquidated or dissolved in accordance with this Agreement.

13.2 <u>Dissolution of the Company</u>.

(a) No Member or Economic Interest Owner shall have the unilateral right to compel the dissolution of the Company or to compel a partition and distribution of the property of the Company. The Company shall be dissolved only upon (i) the vote of the Manager to dissolve, or (ii) as otherwise required by the Act.

(b) If the Company is dissolved for any reason and is not continued pursuant to this Agreement, the Manager (or, if there is no Manager, a liquidator or liquidating committee selected by the Class A Members) shall commence to wind up the affairs of the Company and to liquidate and sell its assets in accordance with the requirements of the Act and, in settling the accounts of the Company, the cash and other assets of the Company shall be distributed in the following order of priority after all Net Income and Net Loss for the fiscal year of the sale has been allocated to the Economic Interest Owners:

(i)   to the payment of all debts and liabilities of the Company, other than loans or advances from Economic Interest Owners and amounts owed to former Economic Interest Owners in consideration of their interest in the Company, in the order priority as provided by law;

(ii)   to the establishment of any reserves deemed necessary by the Manager or, if applicable, the liquidator, for any contingent liabilities or obligations of the Company;

(iii)   to the payment of any loans or advances from any Economic Interest Owner or former Economic Interest Owner to the Company and amounts owed to former Economic Interest Owners in consideration of their interest in the Company, on a prorate basis;

(iv)   to the Economic Interest Owners in payment of the balance of their respective Capital Accounts; and

(v)   to the Economic Interest Owners in proportion to their Membership Interest.

If the Company is going to distribute any property in kind, prior to the distribution, the Capital Accounts of the Economic Interest Owners shall be adjusted to reflect the Net Income or Net Loss that would be recognized under Section 704(b) of the Code and the Treasury Regulations thereunder if the property was sold for its fair market value.

ARTICLE XIV - MEMBER REPRESENTATIONS; RESTRICTIVE COVENANTS

14.1   Investment Representations. Each Member acknowledges, warrants, and represents to the Company, Manager and other Members the following: (i) the Member has had, prior to making his, her or its investment in the Company, access to, and the Manager has furnished, all information that he, she or it deemed relevant to making his, her or its decision to invest in the Company or become a Member of the Company; (ii) the Member is acquiring his, her or its Membership Interest for his, her or its own account for investment purposes only, and not with a view to, or for, resale or distribution thereof, nor with any intention of distributing or selling such the Membership Interest; (iii) the Member is willing and able to bear the economic risk of his, her or its investment in the Membership Interest for an indefinite period of time, and there are no warranties as to the performance of the Company or return on investment of the Membership Interest; (iv) the Member has knowledge and experience in business and financial matters so as to be capable of evaluating the merits and risks of an investment in the Membership Interest; (v) the certificates representing the Membership Interest have not been registered under any Federal or State securities laws, including the Securities Act of 1933 or under the securities laws of the State of Florida, and the Membership Interest may not be sold, offered for sale, transferred, pledged, hypothecated, or assigned except by complying with the terms of this Agreement; (vi) the Member will not transfer, or to attempt to transfer, and the Company may not permit the transfer of, the Membership Interest without registration of the Membership Interest or the issuance to the Company of a favorable opinion of counsel, reasonably satisfactory to legal counsel for the Company, to the effect that any such transfer will not be in violation of the registration requirements of the Securities Act of 1933 or of any applicable State securities laws; and (vii) any

transfer of the Membership Interest in violation of this Agreement shall be void and ineffectual and shall not bind the parties to this Agreement.

14.2   General Representations. Each Member further represents to the Company, the Manager and each other Member that (i) he, she or it has received copies of documents relating to the organization and business of the Company; (ii) he, she or it has had the opportunity to inspect the Company's books, records and files; (iii) the Member approves, ratifies and accepts all of the foregoing; (iv) the Member has full power and authority to enter into this Agreement; (v) all actions necessary to authorize the signing and delivery of this Agreement, and the performance of obligations under it, have been duly taken; (vi) this Agreement has been duly signed and delivered by the Member or a duly authorized officer or other representative of such Member (if such Member is an entity) and constitutes the legal, valid and binding obligation of such Member enforceable in accordance with its terms (except as such enforceability may be affected by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally); (vii) no consent or approval of any other person is required in connection with the execution, delivery and performance of this Agreement by such Member; (viii) the execution, delivery and performance of this Agreement does not violate any material agreement to which such Member is a party or by which such Member is bound; and (ix) such Member has had an opportunity to perform any due diligence deemed necessary or desirable prior to becoming a Member of the Company.

14.3   Restrictive Covenants.

(a)   Each Member acknowledges, agrees and covenants that for so long as such Member owns any Membership Interest of the Company and for a period of two (2) years thereafter (the "Restriction Period"), Such Member shall not, directly or indirectly, as agent, employee, consultant, distributor, representative, equity holder, manager, partner or in any other capacity (i) call on, solicit, or induce, or attempt to solicit or induce, any Person who is an employee or independent contractor of the Company to leave the employ or service of the Company for any reason whatsoever or otherwise seek to influence or alter any such Person's relationship with the Company, (ii) offer or provide employment (whether such employment is for any Member or any other business or enterprise), either on a full-time basis or part-time or consulting basis, to any Person who is or who was an employee or independent contractor of the Company (or who had been an employee or independent contractor of the Company during the Restriction Period or within twelve (12) months prior thereto, or (iii) call on, solicit or induce, or attempt to solicit or induce, any past or present customer, vendor or other business relation of the Company for the provision of products or services related to the Company or for the purpose of persuading or attempting to persuade such customer, vendor or other business relation to cease doing business with, or reduce the volume of, or adversely alter the terms with respect to, the business such customer, vendor or other business relation does with the Company.

(b)   While the restrictions aforesaid are considered by the Members to be reasonable in all circumstances, it is agreed that if any court of competent jurisdiction shall deem such restrictions to go beyond that which is reasonable in all circumstances for the protection of the legitimate interests of the Company or the Members, the court shall modify the restrictions at issue to the point of greatest restriction permissible by applicable law.

(c)   Each Member acknowledges and agrees that the covenants set forth in this Section 14.3 (collectively, the "Restrictive Covenants") are reasonable and necessary for the protection of the Company's business interests, that the other Members would not have purchased Membership Interest or entered into this Agreement without such Restrictive Covenants, that irreparable injury will result to the Company if such Member breaches any of the terms of the Restrictive Covenants, and that, in the event of a Member's actual or threatened breach of any of the Restrictive Covenants, the Company will have no adequate remedy at law. Therefore, in the event of such breach or threatened breach, the Company, in addition to any other remedies available at law or in equity, shall be entitled to seek a temporary restraining order and preliminary and permanent injunctions from a court of competent jurisdiction restraining such Member from breaching or continuing any breach of any of the provisions of this Section 14.3 without the requirement of posting a bond or other security. Each Member further covenants and agrees that in the event of a violation of any of its covenants and agreements contained in this Section 14.3, the Company shall be entitled to an accounting of all profits, compensation, commissions, remunerations or benefits which such Member directly or indirectly has realized as a result of or in connection with any such violation and, without limiting the Company's other rights and remedies, shall be entitled to receive all such amounts to which the Company is entitled as damages under law or at equity. Nothing in this Section 14.3 shall in any way limit, expand, or otherwise modify any other covenants or agreements entered into with the Company and any Member.

(d)   In the event that any of the provisions of this Section shall be held to be invalid or unenforceable, the remaining provisions shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included therein. In the event that any provision of this Section 14.3 relating to time period and/or geographical areas of restriction shall be declared by a court of competent jurisdiction to exceed the maximum time period or areas such court deems reasonable and enforceable, said time period and/or areas of restriction shall be deemed to become and thereafter be the maximum time period and/or areas which such court deems reasonable and enforceable.

(e)   The obligations under this Section 14.3 shall survive any amendment, restatement or termination of this Agreement and any termination of the membership of any Member in the Company for the applicable time period provided in this Section 14.3.

ARTICLE XV - INDEMNIFICATION; EXCULPATION

The doing of any act or the omission to do any act by the Manager or Members, the effect of which may cause or result in loss or damage to the Company, if done in good faith and in accordance with the terms of this Operating Agreement (or any other agreement which is entered into by the Members in accordance herewith) shall not subject the Manager, the Members, or their successors and assigns to any liability; provided that, such act or omission does not involve: (a) bad faith, willful or intentional misconduct, or a knowing violation of law by such Manager or Member, (b) a transaction from which the Manager or Member derived an improper personal benefit; (c) a circumstance under which the liability provisions of Section 605.0406, *Florida Statutes,* are applicable; or (d) a breach of duties or obligations under Section 605.04091, *Florida Statutes,* taking into account a variation of such duties and obligations provided for in this Operating Agreement to the extent allowed by Section 605.0105(4), *Florida Statutes*. Subject to

the limitations, conditions and scope of permitted indemnification provided by the Act, the Company will indemnify and hold harmless the Manager, the Members, and their successors and assigns, from any claim, loss, expense, liability, action or damage resulting from any such act or omission, including, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable attorneys' fees and expenses of attorneys incurred by the indemnifying party in defense of such act or omission). In addition, the Company shall indemnify the Manager, the Members, and any officers, agents and employees of the Company to the extent provided by, and in accordance with, the Act, for all expenses and liabilities paid or incurred by any of them in connection with the authorized business or affairs of the Company, but only if incurred in connection with the performance of services which the Manager, the Members, officers, agents or employees of the Company were otherwise authorized to take, on behalf of the Company.

ARTICLE XVI - GENERAL PROVISIONS

16.1   Partnership Representative. Anthony Miller will be the "partnership representative" within the meaning of Section 6223(a) of the Code (any person who is designated as the partnership representative is referred to herein as the "Partnership Representative"). The Partnership Representative is authorized to take such actions and to execute and file all statements and forms on behalf of the Company which may be permitted or required by the applicable provisions of the Code or Treasury Regulations issued thereunder. The Partnership Representative shall have the sole authority to act on behalf of the Company with respect to IRS partnership audit proceedings and in any tax proceedings brought by other taxing authorities, and the Company and all Members (and Economic Interest Owners) shall be bound by the actions taken by the Partnership Representative in such capacity. Without limiting the generality of the foregoing, the Partnership Representative shall have the right to make decisions regarding extensions of statutes of limitation and choice of forum in tax proceedings, and the Partnership Representative shall have the authority to make an "election out" under Section 6221(b) of the Code if the Company is eligible to make such an election, or an election under Section 6226(a) of the Code on behalf of the Company. The Company will reimburse the Partnership Representative for any reasonable out-of-pocket expenses incurred in connection with his activities as the Partnership Representative.

16.2   Waiver of Action for Partition. Each of the Members hereby irrevocably waives, during the term of the Company, any right that he or it may have to maintain any action for partition with respect to the Property, assets or other investments of the Company.

16.3   Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties as to the subject matter hereof, and supersedes and replaces any and all other prior operating agreements previously adopted by the Company and its Members. In furtherance, and not in limitation, of the foregoing, the parties acknowledge and agree that this Agreement is the exclusive source of the Company's operating agreement provisions, and that any and all other communications, actions or conduct involving the members or managers of the Company shall not be considered part of, and shall not be deemed to amend, this Agreement.

16.4   Amendment. This Agreement may be amended or modified only by an instrument in writing and signed by Class A Members representing a majority of the Class A Units who are parties hereto or their respective successors in interest. The Members and or Economic Interest Owners acknowledge and agree that the foregoing sentence is a modification of Section

32992410v2

605.04073(2)(e), *Florida Statutes*, and as such meets the applicable requirements of Section 605.0105, *Florida Statutes* and should be deemed a valid provision of this Agreement.

16.5   Enforcement of Agreement. If any action is instituted for the purpose of enforcing any provision of this Agreement, the prevailing party shall be entitled to recover, in addition to all other remedies available at law, an amount equal to all costs and expenses incurred in connection with such action, including reasonable attorney fees. In addition, in the event of any legal or equitable action arising under this Agreement, the parties agree that jurisdiction and venue of such action shall lie exclusively within the courts of Florida located in Sarasota County, Florida, and the parties specifically waive any other jurisdiction and venue. Further, the parties hereby irrevocably waive all right to a trial by jury in any action, proceeding or counterclaim arising out of or related to this Agreement.

16.6   Counterparts. Any number of counterparts of this Agreement may be signed and delivered and may be executed by facsimile signature, by electronic mail in "portable document format" (".pdf") form, or any other electronic transmission, each of which shall be considered an original and all of which, when taken together, shall constitute one and the same instrument.

16.7   Construction of Terms. Whenever used in this Agreement, the singular shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders, where the context so permits. Paragraph or section titles and headings are used solely for convenience in this Agreement and shall not be used in interpreting or construing any provision of this Agreement.

16.8   Severability. Whenever possible, each part of this Agreement shall be interpreted in such a manner as to be valid under applicable law. The invalidity or unenforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and the Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

16.9   Execution of Additional Documents. Each Member agrees to execute and deliver such other documents, authorizations and instruments that may be necessary to carry out the terms and conditions of this Agreement.

16.10   Legal Representation. The parties acknowledge that Shumaker, Loop & Kendrick, LLP ("Shumaker") has acted as legal counsel solely for the Company in preparing this Agreement. All communications by such firm and its agents to the other parties to this Agreement have been made to them in their capacities as agents of the Company or to communicate matters to them on Shumaker's behalf. All parties to this Agreement, other than the Company have been advised to obtain separate legal counsel to protect their own interests in the preparation of this Agreement. In addition, they have been advised that their individual communications with Shumaker will not be kept confidential from agents of the Company. The parties hereto, including the Company, waive any conflict of interest associated with the separate representation by Shumaker of the parties to this Agreement, including the Company, in other matters.

16.11 <u>Termination of the Agreement</u>. This Agreement shall terminate upon the bankruptcy, receivership, or dissolution of the Company, or a written instrument canceling this Agreement executed by all parties.

16.12 <u>Notices</u>. Except as otherwise provided otherwise in this Agreement, whenever any notice is required or permitted to be given under any provision of this Agreement, such notice shall be in writing, signed by or on behalf of the person giving the notice, and personally delivered or sent by registered or certified mail addressed, in the case of the Company, to the principal place of business of the Company, and if to any Member, to his, her or its address appearing on the membership books of the Company, or to his or her principal residence or such other address as may be designated by such Member from time to time by written notice to the Company. The date of personal delivery or three (3) business days after the date of mailing (either registered or certified mail) shall be considered the date that notice was given.

16.13 <u>Governing Law; Binding Effect</u>. This Agreement shall be construed in accordance with and governed by the laws of the State of Florida, and shall be binding upon and inure to the benefit of the parties and their heirs, personal representatives, successors and assigns.

16.14 <u>Waiver</u>. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement or of any future breach of the provision so waived.

16.15 <u>Survival</u>. All representations, warranties, and covenants contained in this Agreement shall survive notwithstanding that a Member shall cease to be a Member of the Company.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Operating Agreement of CHARGING GROM LLC as of the date first above written.

THE COMPANY: **CHARGING GROM LLC**, a Florida limited liability company

Signed by:

Anthony Miller

By: _____
3F44415D3EC5438...

Anthony Miller, Manager

MANAGER:

Signed by:

Anthony Miller
3F44415D3EC5438...

Anthony Miller

CLASS A MEMBER:

Signed by:

Anthony Miller
3F44415D3EC5438...

Anthony Miller

EXHIBIT F
Form of Subscription Agreement between Co-Issuer and Issuer
(Attached)

CLASS B COMMON UNITS PURCHASE AGREEMENT

This Class B Common Units Purchase Agreement (this "***Agreement***") is made as of this _____ day of _____, 2025 by and between Charging Grom LLC, a Florida limited liability company (the "***Company***"), and Charging Grom CF Investors SPV, LLC, a Delaware limited liability company (the "***SPV***" or "***Purchaser***," and together with the Company, the "***Parties***"). The Parties hereby agree as follows:

1.   **Purchase and Sale of Class B Common Units**.

        1.1   Sale and Issuance of Class B Common Units. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing (as hereinafter defined) and the Company agrees to sell and issue to the Purchaser at the Closing up to _____ units of the Company's Class B Common Units (the "***Class B Units***" or "***Class B Unit***," as applicable) at a purchase price of $1.00 per Class B Unit (the "***Price***").

        1.2   Closing. The purchase and sale of the Class B Units shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (collectively, the "***Transaction Documents***").

2.   **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and correct in all material respects as of the date of the Closing, except as otherwise indicated:

        2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Florida and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

        2.2   Valid Issuance of the Class B Units. The Class B Units, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

        2.3   Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Articles of Organization or Amended and Restated Operating Agreement (as amended), (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1   Purchase for Own Account. The Purchaser is acquiring and will hold the Class B Units for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**").

3.2   Access to Information. The Purchaser has been furnished with, and has had access to, all information that it considers necessary or appropriate for deciding whether to invest in the Class B Units, including the Company's Articles of Organization and Amended and Restated Operating Agreement, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Class B Units.

3.3   Speculative Investment. The Purchaser is aware that its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing its financial condition, to hold the Class B Units for an indefinite period and to suffer a complete loss of its investment in the Class B Units.

3.4   Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5   No Public Market. The Purchaser understands that no public market now exists for the Class B Units, and that the Company has made no assurances that a public market will ever exist for the Class B Units.

3.6   No Reliance on Other Persons. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

3.7   Residence. The office of the Purchaser in which its principal place of business is located is identified in the address of the Purchaser set forth on Exhibit A.

3.8   Bad Actor. None of the Purchaser, its principals or its affiliates (each a "**Purchaser Party**") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "**Rule 506 Disqualification**").

4. **Transfer Restrictions**.

4.1   "Market Stand-Off" Agreement. Purchaser hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Company (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Company of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition vehicle ("**SPAC**"), or such other period as may be requested by the Company or an

underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Company, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Class B Units (or other securities, whether such Class B Units or any such other securities are then owned by the Purchaser or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class B Units, in cash, or otherwise. The foregoing provisions of this Section 4.1 shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Purchaser or the immediate family of the Purchaser, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Purchaser only if all officers and directors are subject to the same restrictions. The financial advisors of the Company or its underwriters in connection with such registration are intended third party beneficiaries of this Section 4.1 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Purchaser further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 4.1 or that are necessary to give further effect thereto.

For purposes of this Section 4.1, the term "Company" shall include any wholly owned subsidiary of the Company into which the Company merges or consolidates. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Purchaser's registrable securities of the Company (and the Company's Shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Purchaser agrees that a legend reading substantially as follows may be placed on all certificates representing all of the Purchaser's registrable securities of the Company (and the Class B Units or securities of every other person subject to the restriction contained in this Section 4.1):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF CHARGING GROM LLC ("CHARGING GROM"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN CHARGING GROM AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT CHARGING GROM'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

4.2 Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Purchaser agrees not to make any disposition of all or any portion of the Class B Units or any securities which may be converted into the Class B Units unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 3 and the undertaking set out in Section 4.1 of this Agreement and:

(a)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(b)   the Purchaser has (i) notified the Company of the proposed disposition; (ii) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (iii) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Purchaser agrees that it will not make any disposition of any of the Company's securities to any competitor of the Company, as determined in good faith by the Company.

5.   **General Provisions**.

5.1   <u>Company Covenants</u>. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Class B Units outlined herein.

5.2   <u>Successors and Assigns</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3   <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.4   <u>Counterparts</u>. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5   <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6   <u>Notices</u>. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the Party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or <u>Exhibit A</u>, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section.

5.7   <u>Attorneys' Fees</u>. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing Party shall be entitled to reasonable

attorneys' fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled. Each Party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

5.8   Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Class B Units, and each future holder of all such securities, and the Company.

5.9   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party hereunder, upon any breach or default of any other Party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

5.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Company's Articles of Organization, the Amended and Restated Operating Agreement and the other Transaction Documents constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties are expressly canceled.

5.12   Securities Law Restrictions. Regardless of whether the offering and sale of Class B Units under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Class B Units if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

Charging Grom CF Investors SPV, LLC, a Delaware limited liability company

By: Charging Grom LLC, a Florida limited liability company
Its Manager

By: _____
Name: Anthony Miller
Title: CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

Charging Grom LLC, a Florida limited liability company

By: _____
Name: Anthony Miller
Title: CEO

EXHIBIT A

Purchaser Information

Purchaser	Purchaser Address	Number of Class B Units Purchased	Aggregate Purchase Price
Charging Grom CF Investors SPV, LLC	3614 W Morrison Ave, Tampa Florida 33629	_____	_____

EXHIBIT G
Financial Statements
(Attached)

CHARGING GROM LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Charging Grom LLC
Tampa, Florida

We have reviewed the accompanying financial statements of Charging Grom LLC (the "Company,"), which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2024 and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 14, 2025
Los Angeles, California

- 1 -

CHARGING GROM LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 126,823	$ 95,956
Prepaids and Other Current Assets	24,999	-
Total Current Assets	**151,822**	**95,956**
Property and Equipment, net	521	534
Total Assets	**$ 152,343**	**$ 96,490**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 52,295	$ 4,363
Total Current Liabilities	**52,295**	**4,363**
Simple Agreement for Future Equity (SAFEs)	707,695	545,620
Total Liabilities	**759,990**	**549,983**
MEMBERS' EQUITY		
Members' Equity	(607,647)	(453,493)
Total Members' Equity	**(607,647)**	**(453,493)**
Total Liabilities and Members' Equity	**$ 152,343**	**$ 96,490**

See accompanying notes to financial statements.

CHARGING GROM LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/(Loss)	-	-
Operating Expenses		
General and Administrative	234,591	57,153
Sales and Marketing	6,269	11,750
Total Operating Expenses	**240,860**	**68,903**
Operating Loss	**(240,860)**	**(68,903)**
Interest Expense	183	-
Other Loss/(Income)	(8,225)	-
Loss Before Provision For Income Taxes	**(232,818)**	**(68,903)**
Provision/(Benefit) for income taxes	-	-
Net Loss	**$ (232,818)**	**$ (68,903)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2022	$ (327,275)
Capital Contributions	2,824
Member Distributions	(60,139)
Net Loss	(68,903)
Balance—December 31, 2023	$ (453,493)
Capital Contributions	181,694
Member Distributions	(103,030)
Net Loss	(232,818)
Balance—December 31, 2024	$ (607,647)

See accompanying notes to financial statements.

CHARGING GROM LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(232,818)	$	(68,903)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation of Property		164		134
Fair Value in Excess of Stated Value of Derivative Instrument		(8,225)		
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(24,999)		-
Credit Cards		47,931		4,280
Net Cash Provided Used In Operating Activities		**(217,947)**		**(64,489)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(150)		(668)
Net Cash Used In Investing Activities		**(150)**		**(668)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		181,694		2,824
Member Distributions		(103,030)		(60,139)
Borrowing on SAFEs		170,300		150,000
Net Cash Provided By Financing Activities		**248,964**		**92,685**
Change In Cash and Cash Equivalents		**30,867**		**27,528**
Cash and Cash Equivalents—Beginning Of Year		95,956		68,428
Cash and Cash Equivalents—End Of Year	$	**126,823**	$	**95,956**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	183	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATION

Charging Grom LLC was formed on January 8, 2021, in the state of Florida. The financial statements of Charging Grom LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Tampa, Florida.

Peak Surf Park is a 35-acre lifestyle and leisure destination anchored by a 12-acre surf lagoon, offering consistent waves for all skill levels. The park features action sports, beach services, dining, retail, and event spaces, creating a vibrant hub for recreation and community engagement

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Office Equipment	5 years

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $6,269 and $11,750, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 14, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepayments	$ 24,999	$ -
Total Prepaids and other Current Asset	$ 24,999	$ -

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Office Equipment	$ 818	$ 668
Property and Equipment, at Cost	818	668
Accumulated depreciation	(297)	(134)
Property and Equipment, Net	$ 521	$ 534

Depreciation expenses for the years ended December 31, 2024 and 2023 were $164 and $134, respectively.

5. DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreement for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of December 31, 2024	As of December 31, 2023
SAFE - 2021	2021	$ 10,000,000	$ 450,000	20%	$ 450,000	$ 450,000
SAFE - 2022	2022	10,000,000	20,000	20%	20,000	20,000
SAFE - 2023	2023	25,000,000	150,000	20%	150,000	80,000
SAFE - 2024	2024	25,000,000	100,300	20%	100,300	-
Fair Value in Excess of Stated Value of Derivative Instrument	-	-	-	-	$ (12,605)	$ (4,380)
Total SAFE(s)					$ 707,695	$ 545,620

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Membership Units equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Membership Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like Standard Preferred Membership Units. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Membership Units); (ii) On par with payments for other Safes and/or Preferred Membership Units,

and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Membership Units, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Membership Units in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Membership Units. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

6. EQUITY

The ownership percentages of the members are as follows:

Member's name	Ownership Percentage
Anthony Miller	100.0%
Total	**100.0%**

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024 and 2023.

9. SUBSEQUENT EVENTS

In 2025, the Company borrowed $88,664 from its founder and member, Anthony Miller. The loan is non-interest-bearing and has no defined maturity date.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $240,860, an operating cash flow loss of $217,947 and liquid assets in cash of $126,823, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CHARGING GROM CF INVESTORS SPV, LLC

REVIEWED FINANCIAL STATEMENTS
AS OF INCEPTION (MARCH 19, 2025)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Charging Grom CF Investors SPV, LLC
Tampa, Florida

We have reviewed the accompanying financial statements of Charging Grom CF Investors SPV, LLC (the "Company,"), which comprise the balance sheet as of March 19, 2025, and the related statement of operations, statement of members' equity, and cash flows for the period endings on March 19, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Other Matter – Special Purpose Vehicle
The financial statements presented in this report are those of a Special Purpose Vehicle (SPV) and are intended to reflect the financial position and performance of the SPV itself on a stand-alone basis. Users seeking a comprehensive understanding of the financial position and operations of the operating company should refer to the financial statements of the operating company (i.e. Charging Grom LLC).

SetApart Accountancy Corp.

March 24, 2025
Los Angeles, California

CHARGING GROM CF INVESTORS SPV, LLC
BALANCE SHEET
(UNAUDITED)

As of Inception	March 19, 2025
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND MEMBERS' EQUITY	
Total Liabilities	$ -
MEMBERS' EQUITY	
Members' Equity	-
Total Members' Equity	-
Total Liabilities and Members' Equity	$ -

See accompanying notes to financial statements.

CHARGING GROM CF INVESTORS SPV, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For The Period Ended	March 19, 2025
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
Operating Expenses	
General and Administrative	-
Total Operating Expenses	**-**
Operating Income/(Loss)	**-**
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception Date- March 19, 2025	$ -
Net income/(loss)	-
Balance—March 19, 2025	$ -

See accompanying notes to financial statements.

For The Period Ended	March 19, 2025
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By /(Used In) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By /(Used In) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By /(Used In) Financing Activities	-
Change In Cash And Cash Equivalents	-
Cash And Cash Equivalents—Beginning Of The Year	-
Cash And Cash Equivalents—End Of The Year	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Charging Grom CF Investors SPV, LLC was formed on March 19, 2025, in the state of Delaware. The financial statements of Charging Grom CF Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

Charging Grom CF Investors SPV, LLC is a Delaware-based special purpose vehicle (SPV) formed to act as a crowdfunding vehicle under Regulation Crowdfunding (Reg CF). The entity's sole purpose is to acquire, hold, and dispose of securities issued by Charging Grom LLC, which serves as both the crowdfunding issuer and the manager of the SPV. The SPV facilitates investments from crowdfunding investors, maintaining a one-to-one relationship between the securities it issues to investors and the securities it holds in Charging Grom LLC. All operational expenses of the SPV are covered by Charging Grom LLC.

Charging Grom LLC (Peak Surf Park) is a 35-acre lifestyle and leisure destination anchored by a 12-acre surf lagoon, offering consistent waves for all skill levels. The park features action sports, beach services, dining, retail, and event spaces, creating a vibrant hub for recreation and community engagement.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 19, 2025, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 24, 2025, which is the date the financial statements were issued.

3.   EQUITY

No membership units were issued on March 19, 2025.

Voting Rights:

- Members (investors) generally do not have direct voting rights over Charging Grom CF Investors SPV, LLC.
- Any voting or approval rights are limited and tied to the terms of the underlying securities issued by Charging Grom LLC, the crowdfunding issuer.

Dividend Rights:

- Any distributions received by the SPV from Charging Grom LLC will be passed through to investors on a one-to-one basis, maintaining the same economic terms as if investors held the securities directly.
- Dividends, if declared by Charging Grom LLC, will be distributed proportionally to SPV investors.

Liquidity Rights:

- Transfers of membership interests are restricted and subject to Regulation Crowdfunding limitations, meaning investors may be limited in their ability to sell or transfer their shares within the first 12 months, except under specific exemptions (e.g., to accredited investors, the issuer, or family members).

Management:

- Charging Grom LLC serves as the Manager of the SPV, with full control over its operations, investment decisions, and distributions.
- Investors in the SPV do not have direct decision-making authority over the entity's management.

4.   DEBT

The Company has no debt outstanding as of March 19, 2025.

5.   RELATED PARTY

There are no related party transactions as of March 19, 2025.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 19, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT H
Video Transcripts
(Attached)

SURF LAKE TRANSCRIPTS

MAIN:

Welcome to Peak Surf Park, the future of surfing and adventure in Tampa Bay, where we bring ocean-quality waves inland with precision and reliability. Peak Surf Park combines the thrill of sports entertainment with a high-growth real estate investment. It's a unique opportunity poised to redefine the landscape of attractions here in Tampa Bay.

Using Surf Lakes' innovative technology, Peak Surf Park delivers perfect waves every time, with up to five different wave types all delivered simultaneously. From gentle, sloping beginner waves to hardcore reef breaks, we deliver the ocean's energy inland. It's a unique opportunity in the sports world.

But there's more than just surfing. With a half-mile of pristine beach, adventure zones, and premium dining and entertainment areas, Peak Surf Park is a complete adventure destination for all ages and interests. From skateboarding to climbing, from fitness to relaxation, there's something for everyone.

Located just outside of Tampa, we've secured an incredible plot of land for Peak Surf Park. This prime location is set to transform into a landmark that merges recreation with real estate development and maximizes the park's footprint and profitability.

And now as an accredited investor, this is your chance to get in on the ground floor. With our land acquisition in place and our capital raising underway, Peak is set to attract surfers, families, and tourists alike.

This is your opportunity to have a stake in one of the hottest ventures combining sports, entertainment, and real estate. Join us in bringing the ultimate surf experience to Tampa Bay, and learn more right here on this page about this exceptional investment opportunity at Peak Surf Park.

FINANCE:

So let me talk to you about the financials of Peak Surf Park. There's a lot I could talk to you about so I'm just going to narrow it down to a few key things. As you look at our pro forma, I want you to keep a couple things in mind.

One. We hired a financial analyst from a PE firm to put together our entire pro forma because we wanted it to be robust and professional, and what a PE firm would expect to see and want to invest in if they were looking at the pro forma.

Two. We took a very conservative approach to all of our modeling within the pro forma. We did not want to be frothy founders to think everything is going to be better than what it will be.

We wanted to be conservative-minded investors who wanted to analyze all the risks in a very realistic way and be more conservative than not when modeling all of our assumptions. So those are key points of context when you're looking at the pro forma. A couple of other things to keep in mind. We have intentionally tried to mitigate how much of our revenue comes from surf and surf-related activities. So 36% of our revenue comes from surfing and surf-related activities, 64% is coming from other areas. Those areas include: entrance into the park and beach club if you're not surfing, entrance into our sports action fields, entrance into the festivals, events, group business we're going to have. There's food and beverage obviously, there's retail. There are a ton of things that are going to feed our revenue streams outside of surfing. We assume 600,000 guests over the course of a year.

Compare that to other attractions here in the Tampa Bay market and it is half of what the zoo gets,the Aquarium–you have people that will come back to Peak Surf Park because it's a skill and not a thrill. When you have a skill like surfing and you're doing things that you're improving in, people want to come back over and over again. When you go to the zoo, you go once a year, maybe twice a year. So we think we're very conservative modeling numbers in term of that annual guest count. We think we're very conservative in a lot of the other areas and when you look at this, you're still going to see that this project pencils very well for your investment.

So thank you, we're happy to answer any questions once you've looked over the pro forma.

INDUSTRY:

So, let me talk to you about the industry of surf parks, and why it's a fantastic time to get in.

People always ask me, "How many surfers are there in the world? Or how many surfers in Tampa Bay?" But that's the wrong question. How many surfers will there be once we create access to surfing?

Right now, surfing is a very inaccessible sport. You have to live by the coast, there need to be waves, and it's very competitive in the lineup. There are sharks. There's weather. There's rip tides—there's a lot of things that make surfing inaccessible. Once we create surf parks, all those things goes away and now you've solved the problem of access. You've created a whole new market.

I want to give you an example. Look back in the 1940s, there were people had would trudge up to the mountain, put on some skis and go down and ski the mountain. Very few people did it. It was very inaccessible. Once they created the chairlift, they opened the mountain to everybody. They created an access for skiing for everybody. And today, there are now four-year to eighty-four year olds - they are all going skiing. They would've never done that before.

The same will happen with the surf parks industry. We're going to create access so that everyone can enjoy the sport. And if you're worried about market saturation—people say, "Well, how many surf parks are you going to be able to have in Tampa or Florida?" There are 462 ski resorts in America alone. Think about that number. We're nowhere near that number for surf parks. These parks take five to six years to develop. It takes a long time. But you're going to see how this coming year and the next, more and more parks coming online, and the industry is poised for explosive growth. So, now is exactly the time you want to invest in the surf park industry.

LOCATION:

So recently, we just acquired a 35-acre piece of land that we're very excited about. It's located in Pasco County, which is about 30 minutes north of downtown Tampa. It's in an area that is exploding with growth.

The community is called Two Rivers. It's a master-planned community of about 5,500 acres in total. There's about 7,400 new homes that are going to be built and they're going to come online in the next three to five years. Around the Two Rivers community, there are another upwards 20,000 new homes being built. So as I said, it's an area that is exploding in growth.

There's going to be a lot of people who move into these communities, they're going to be thrilled to have a surf park, a beach club, to have an action-adventure entertainment area that's going to be five minutes from their door. So we have a prime, prime location.

We have a developer who is in the process of getting all our entitlements through the county. The county is very excited about our project. They're familiar with it. In Pasco County, they brand themselves as Florida's Sports Coast, so this is perfect for paying off that positioning.

So, the County is very excited, as is the developer as our we.

Our location is especially great in the sense that it is just north of a 50-acre town center that is coming online, that's going to be filled with apartments, condos, theaters - all kinds of retail. Directly to our west, we're going to have a whole new district that's park filled with all kinds of sports fields. There's going to be a K–12 school that's going to be directly to the west.

There's a ton of synergy around our location, and we couldn't be happier about where we landed. It took us a while, but we finally have a fantastic plot of land and a perfect location for Peak Surf Park.

MARKET:

So let me talk to you today about one of the things that has investors most excited about Peak Surf Park, and that is – the market. Specifically, the market here in Tampa Bay. We have one of the most attractive markets because we have weather that is phenomenal. We get to 267 days

of sunshine every year, and the average high in January, our coldest high is 71 degrees. That means we don't have an off-season. We don't even have shoulder seasons. Combine that with the fact that we have 867 miles of coast line, and in Florida, it makes this area a very beach culture-driven marketplace where people would love to go surfing. We have perfect weather, a beach culture, and combine that with the last fact – we have no surfing. The east coast has poor surf conditions most of the time, and that's 2.5 hours away, and here in Tampa Bay, we have zero surf year-round. So we have a market that's craving surfing, loves the outdoors and the beach, and has perfect weather for it but no surfing. Let me throw a couple of market stats at you here in terms of the target markets that we could go after. We have a huge population of over 5 million people in the Tampa Bay region, 1.3 million families in this region. We also have 467,000 kids that participate in youth sports that would love to participate in surf if they had the opportunity. We also have great visitation. We get 27 million visitors to the Tampa Bay region alone. It's a huge market we can tap into. And finally, there's about 64,000 surfers already in the market. You add all that up, and it makes this Tampa Bay region the very best place that you can put a surf park. And that is what is what Peak is going to take advantage of.